其士科技控股有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER iTECH HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)

香港九龍灣宏開道八號其士商業中心二十二字樓 電話：(852) 2318 1228 傳真：(852) 2757 5138 網址：http://www.chevalier-itech.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1228 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier-itech.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L136-06
Exemption No. #82-4201

07020240

December 29, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
JAN - 9 2007
WASH. D.C.
199

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 - 2
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sir

SUPPL

Re: Chevalier iTech Holdings Limited (Exemption No. #82-4201)

On behalf of Chevalier iTech Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements and Interim Report pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for you record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER iTECH HOLDINGS LIMITED

Kan Ka Hon
Director

PROCESSED
JAN 1 6 2007 E
THOMSON FINANCIAL

Encl

NK/AM/nc

MEMBER OF CHEVALIER GROUP

其士科技控股有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER iTECH HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)
香港九龍灣宏開道八號其士商業中心二十二字樓 電話：(852) 2318 1228 傳真：(852) 2757 5138 網址：http://www.chevalier-itech.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1228 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier-itech.com

DIRECT FAX: (852) 2757 5669

Ref: CSD-L136-06
Exemption No. #82-4201

December 29, 2006

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 - 2
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sir

Re: Chevalier iTech Holdings Limited (Exemption No. #82-4201)

On behalf of Chevalier iTech Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements and Interim Report pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for you record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER iTECH HOLDINGS LIMITED

Acknowledge Receipt : pls sign & return

Date ____________

Kan Ka Hon
Director

Encl

NK/AM/nc

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 508)

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 025)

MAJOR TRANSACTION

DISCLOSEABLE TRANSACTION

DELAY IN DESPATCH OF CIRCULAR

CIHL and CiTL have made an application to the Stock Exchange for an extension of time for despatch of their respective circular to their respective shareholders to a date on or before 22nd January, 2007.

Reference is made to the announcement jointly made by Chevalier International Holdings Limited ("CIHL") and Chevalier iTech Holdings Limited ("CiTL") dated 1st December, 2006 (the "Joint Announcement") in relation to the acquisition of the entire issued share capital of SEL (the "Acquisition"). SEL and its subsidiaries are engaged in ownership and operation of restaurants and other food and beverage outlets in Hong Kong. Capitalised terms used in this announcement shall have the same meanings as those defined in the Joint Announcement unless the context herein requires otherwise.

The Acquisition constitutes a discloseable transaction for CIHL and a major transaction for CiTL under the Listing Rules. Pursuant to Rule 14.38 of the Listing Rules, both CIHL and CiTL are required to despatch a circular to their respective shareholders within 21 days after publication of the Joint Announcement, which is on or before 22nd December, 2006. As the reporting accountants are conducting field work in relation to the financial information on SEL Group for the three years and eleven months ended 30th November, 2006 for the purpose of preparing the accountants' report on SEL Group for inclusion in the circular of both CIHL and CiTL, CIHL and CiTL have applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules and for an extension of time for despatch of their respective circular to their respective shareholders to a date on or before 22nd January, 2007.

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 21st December, 2006

As at the date of this announcement, the Board of CiTL comprises Dr. Chow Yei Ching, Mr. Fung Pak Kwan, Mr. Kuok Hoi Sang, Mr. Chow Vee Tsung, Oscar, Mr. Kan Ka Hon and Miss Lily Chow as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

As at the date of this announcement, the Board of CIHL comprises Dr. Chow Yei Ching, Mr. Kuok Hoi Sang, Mr. Fung Pak Kwan, Mr. Chow Vee Tsung, Oscar, Mr. Tam Kwok Wing, Mr. Kan Ka Hon and Mr. Ho Chung Leung as executive directors and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George as independent non-executive directors.

* *for identification only*

Please also refer to the published version of this announcement in The Standard.

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 508)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2006

RESULTS

The Directors of Chevalier iTech Holdings Limited (the "Company") are pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2006 together with the comparative figures for the corresponding period of 2005 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2006

		Unaudited Six months ended 30th September,	
		2006	2005
	Notes	*HK$'000*	*HK$'000*
Turnover	3	**381,879**	428,754
Cost of sales		**(259,329)**	(335,019)
Gross profit		**122,550**	93,735
Other income	4	**4,940**	7,850
Selling and distribution costs		**(102,256)**	(67,940)
Administrative expenses		**(3,582)**	(3,011)
Other expenses		**(999)**	(5,553)
Operating profit		**20,653**	25,081
Share of result of an associate		**–**	(45)
Finance costs		**(2,541)**	(1,505)
Profit before taxation	5	**18,112**	23,531
Income tax expenses	6	**(2,448)**	(2,281)
Profit for the period attributable to equity holders of the Company		**15,664**	21,250
Dividend	7	**4,754**	5,141
Earnings per share	8	**9.11 cents**	12.40 cents
Interim dividend per share		**2.5 cents**	3.0 cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2006

	Notes	Unaudited 30th September, 2006 *HK$'000*	Audited 31st March, 2006 *HK$'000*
Non-current assets			
Investment properties		**7,175**	7,120
Property, plant and equipment		**62,784**	55,895
Prepaid lease payments		**2,103**	2,192
Goodwill		**82,392**	82,392
Trademark		**108,000**	108,000
Interest in an associate		**435**	–
Available-for-sale investments		**18,480**	10,020
Investments at fair value through profit or loss		**49,507**	49,588
		330,876	315,207
Current assets			
Inventories		**78,823**	66,991
Debtors, deposits and prepayments	*9*	**112,503**	100,164
Amount due from ultimate holding company		**1,075**	1,756
Amounts due from customers for contract work		**141**	342
Tax recoverable		**191**	662
Investments at fair value through profit or loss		**74,742**	73,279
Derivative financial instruments		**–**	32
Bank balances and cash equivalents		**102,669**	72,399
		370,144	315,625
Current liabilities			
Creditors, bills payables, deposits and accruals	*10*	**92,652**	77,045
Amounts due to customers for contract work		**137**	264
Deferred service income		**18,391**	20,420
Dividend payable		**8,568**	–
Provision for taxation		**840**	942
Bank borrowings		**52,000**	52,000
		172,588	150,671
Net current assets		**197,556**	164,954
Total assets less current liabilities		**528,432**	480,161
Capital and reserves			
Share capital		**95,078**	85,678
Reserves		**369,814**	325,422
Equity attributable to equity holders of the Company		**464,892**	411,100
Minority interests		**184**	176
Total Equity		**465,076**	411,276
Non-current liabilities			
Bank borrowings		**43,000**	49,000
Deferred taxation		**20,356**	19,885
		63,356	68,885
Total equity and non-current liabilities		**528,432**	480,161

NOTES

For the six months ended 30th September, 2006

1. **Basis of preparation and accounting policies**

The condensed financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. **Principal accounting policies**

The condensed financial statements have been prepared on the historical cost basis except for financial instruments, which are measured at fair values, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the annual financial statements of the Group for the year ended 31st March, 2006 except as described below.

In prior years, fixed assets of machinery, tools and equipment and furniture, fixtures, office equipment and motor vehicles were depreciated on reducing balance basis at annual charge rate of 20% or 40% with initial charge of 20%. The directors of the Group have reviewed the usage of these assets and considered it appropriate to depreciate them on a straight line basis over their useful lives from 5 to 10 years. This change in accounting estimate has no significant impact to the Group's depreciation charged to the income statement for the current period.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that have become effective. The application of the new HKFRSs has no material effect on how the results for the current or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has also considered the new standards, amendments and interpretations that may be applicable to the Group. The Group has not yet early adopted the following new standard, amendment and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these new standard, amendment and interpretations will have no material impact on the results and financial positions of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 8	Scope of HKFRS 2[2]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[3]
HK(IFRIC) – INT 10	Interim financial reporting and impairment[4]

[1] Effective for annual periods beginning on or after 1st January, 2007.
[2] Effective for annual periods beginning on or after 1st May, 2006.
[3] Effective for annual periods beginning on or after 1st June, 2006.
[4] Effective for annual periods beginning on or after 1st November, 2006.

3. **Segment information**

An analysis of the Group's turnover and contribution to operating profit by business segment and turnover by geographical segment is as follows:–

(a) By business segment

For the six months ended 30th September, 2006

	Computer and information communication technology *HK$'000*	Food and beverage *HK$'000*	Investments in securities and others *HK$'000*	Consolidated *HK$'000*
TURNOVER	259,798	115,963	6,118	381,879
RESULTS				
Segment results	5,999	8,149	8,392	22,540
Unallocated corporate expenses				(2,543)
Unallocated corporate income				164
Interest income				492
Operating profit				20,653
Finance costs				(2,541)
Profit before taxation				18,112
Income tax expenses				(2,448)
Profit for the period attributable to equity holders of the Company				15,664

For the six months ended 30th September, 2005

	Computer and information communication technology HK$'000	Food and beverage HK$'000	Investments in securities and others HK$'000	Consolidated HK$'000
TURNOVER	296,408	72,511	59,835	428,754
RESULTS				
Segment results	9,145	7,798	5,302	22,245
Unallocated corporate expenses				(2,594)
Unallocated corporate income				4,392
Interest income				1,038
Operating profit				25,081
Share of result of an associate	(45)	–	–	(45)
Finance costs				(1,505)
Profit before taxation				23,531
Income tax expenses				(2,281)
Profit for the period attributable to equity holders of the Company				21,250

(b) *By geographical segment*

	Turnover Six months ended 30th September, 2006 HK$'000	2005 HK$'000
Hong Kong	**331,924**	387,129
Thailand	**37,230**	33,333
Others	**12,725**	8,292
	381,879	428,754

4. **Other income**

	Six months ended 30th September, 2006 HK$'000	2005 HK$'000
Included in other income are:		
Interest income	**492**	1,038
Gross rental income from properties less outgoings	**220**	275
Unrealised fair value gain of investments at fair value through profit or loss	**3,770**	–
Profit on disposal of properties for sales	–	4,392
Gain on foreign exchange contracts	–	1,696

5. **Profit before taxation**

	Six months ended 30th September, 2006 HK$'000	2005 HK$'000
Profit before taxation is arrived at after charging:		
Cost of goods sold	**217,515**	235,996
Depreciation on property, plant and equipment	**10,356**	6,741
Operating lease payments in respect of renting of premises	**31,430**	20,127
Staff costs, including directors' emoluments	**61,476**	52,016

6. **Income tax expenses**

	Six months ended 30th September,	
	2006	2005
	HK$'000	*HK$'000*
The charge/(credit) comprises:		
Current taxation		
Hong Kong	**1,539**	1,962
Overseas	**439**	399
Deferred taxation	**470**	(80)
	2,448	2,281

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

7. **Dividend**

	Six months ended 30th September,	
	2006	2005
	HK$'000	*HK$'000*
Interim dividend		
HK2.5 cents per share (2005: HK3.0 cents per share)	**4,754**	5,141

On 8th December, 2006, the Board of Directors declared an interim dividend of HK2.5 cents per ordinary share. The interim dividend is not reflected as a dividend payable in this condensed consolidated balance sheet, but will be reflected as an appropriation of retained earnings for the year ending 31st March, 2007.

A 2006 final dividend of HK5 cents (2005: HK1 cent) per ordinary share, totalling HK$8,568,000 was approved at the annual general meeting held on 28th September, 2006 and paid in October 2006. It has been reflected as an appropriation of retained earnings for the six months ended 30th September, 2006.

8. **Earnings per share**

Basic earnings per share are calculated based on the profit for the period of HK$15,664,000 (2005: HK$21,250,000) and on the weighted average number of ordinary shares of 171,922,446 (2005: 171,355,871) in issue during the period.

No diluted earnings per share are presented as the Company had no potential ordinary shares outstanding for the two periods ended 30th September, 2005 and 2006.

9. **Debtors, deposits and prepayments**

Included in debtors, deposits and prepayments are trade debtors of HK$53,920,000 (31st March, 2006 : HK$56,626,000).

The ageing analysis of trade debtors net of allowance of doubtful debts is as follows:

	As at 30th September, 2006	As at 31st March, 2006
	HK$'000	*HK$'000*
0–60 days	**47,155**	49,348
61–90 days	**2,516**	2,533
Over 90 days	**4,249**	4,745
Total	**53,920**	56,626

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted for trade debtors was 60 days except for sales of food and beverage at coffee shops which are mainly on cash basis.

The carrying amounts of the Group's trade and other debtors approximate to their fair values.

10. Creditors, bills payable, deposits and accruals

Included in creditors, bills payable, deposits and accruals are trade creditors and bills payable of HK$35,053,000 (31st March, 2006: HK$34,416,000).

The ageing analysis of trade creditors and bills payable is as follows:

	As at 30th September, 2006 *HK$'000*	As at 31st March, 2006 *HK$'000*
0–60 days	32,398	31,166
61–90 days	690	333
Over 90 days	1,965	2,917
Total	35,053	34,416

The carrying amounts of the Group's trade and other creditors and bills payable approximate to their fair values.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK2.5 cents (2005: HK3.0 cents) per share for the six months ended 30th September, 2006 payable on Tuesday, 9th January, 2007 to shareholders whose names appear on the Register of Members of the Company on Friday, 5th January, 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 3rd January, 2007 to Friday, 5th January, 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 2nd January, 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2006, the Group's turnover and net profit dropped by 11% and 26% respectively compared with the corresponding period last year. A substantial drop in turnover amounting to over HK$50 million of the investment segment was the main reason for the decline in the Group's total turnover. The decrease in turnover of the investment segment, however, had no direct impact on the Group's overall profitability, as sales of securities do not necessarily correlate with profits. Turnover of the computer and information communication technology segment also dropped but was offset by an increase in turnover of the food and beverage segment. As for the overall profit from the three segments, it was at a similar level as in the corresponding period last year. The decline in operating profit of the computer segment caused by slow sales of notebook computers was offset by the surge in profits from the investment segment. Net profit was HK$5.6 million less than that in the same period last year as a result of increased finance costs and the absence of the like of the HK$4 million profit on disposal of property for sale in the unallocated corporate income recorded last year.

The performance of the computer and information communication technology segment encountered setbacks in growth – the result of a delay in the introduction of a new operating system and recall of defective notebook computer batteries. Nevertheless, the computer division remained as a major contributor to the segment's profits. Meanwhile, the network solutions division continued to offer comprehensive telecommunication and IT solutions that address clients' particular technical requirements. Among the Group's key clients include several government departments and educational institutions.

Both turnover and segment results of the food and beverage segment improved by 60% and 5% to HK$116 million and HK$8 million, respectively. Embedded in the segment results of HK$8 million, there is a loss of HK$4 million generated from the operations in China, an inevitable upfront investment cost for entering the new market. For Hong Kong and Singapore only, the segment results actually improved by over 50% to HK$12 million, which was in line with the growth of turnover. For the six months ended 30th September, 2006, Pacific Coffee continued to expand its network in Hong Kong, Singapore, Shanghai, Beijing and Chengdu, elevating total store numbers to 61, up from 49 stores year on year.

In Hong Kong, new stores were opened in Wanchai, Lantau, Central, the Peak, Garden Road, Mongkok and The University of Hong Kong, all of which have delivered strong results – exceeding the Group's expectations. In Beijing, a kiosk at the Beijing Exhibition Center was opened, thereby adding to the two stores that are already present in the capital. Meanwhile, in Shanghai, three stores were opened and a regional office was established. A kiosk was also opened within the new Seibu department store in Chengdu. As the Group is presently building on its operational network in these cities, and thus at an initial investment stage, additional time will be required to generate returns in the PRC.

Conversely, same store sales in Hong Kong grew by 7% during the review period, driven by increased volume which has assisted the Group to offset surging rental costs. Same store profitability has also increased due to continuous improvement in services and the growing popularity of Western luxury-style cafes.

During the review period, initiatives that have helped to promote business efficiency include implementation of a store-wide electronic point-of-sale system which provides real-time data analysis. In addition, the roll out of a unique digital multimedia display system has enhanced the Company's ability to disseminate its brand values and partnerships in an appealing format.

Contributions from the investment in securities segment increased to HK$8.4 million during the period despite a significant drop in turnover as mentioned before. The Group's professional management team continued to implement its proven strategies in achieving satisfactory return from a diversified investment portfolio. Coupled with strong economic growth in Hong Kong and the PRC as well as liquidity driven market conditions, it is anticipated that the performance of this segment can be maintained. Accordingly, the Group will continue to manage its securities and investment portfolio with prudence to enhance yields.

Subsequent to the end of the review period, the Group entered into an agreement to acquire the entire issued share capital of Sinochina Enterprises Limited ("SEL"), a holding company of Igor's – one of Hong Kong's fastest growing food and beverage management companies. The Group will initially acquire 49% of Igor's based on its EBITDA performance in 2006 and 2007. The remaining 51% will be acquired based on its EBITDA performance in 2008. Total consideration will not exceed HK$200 million.

Igor's established its first restaurant in 1998 and now operates 20 outlets. Its restaurants including "Wildfire", "The Boathouse", "Stormies Crabshack" and "Café de Paris", in various prime dining destinations such as Lan Kwai Fong, Soho, Knutsford Terrace and Stanley in Hong Kong, offer a wide variety of international cuisines ranging from traditional French to fast food. In addition, Igor's also operates popular bars and restaurants in the premier entertainment districts of Lan Kwai Fong and Wanchai, namely "Stormies", "The Cavern", "Swindlers" and "Typhoon", where their resident bands offer an impressive repertoire of live music entertainment.

PROSPECTS

Outlook for the computer and information communication technology business remains uncertain as margin continues to be under the pressure of market competition. That said, Hong Kong's economy is expanding at a brisk pace while interest rates remain relatively low with the added prospect of downward adjustments as 2007 appears on the horizon. Furthermore, the labor market is improving and this will spur consumption, hence investment in IT expenditure is expected to see moderate growth. Never complacent, the Group will continually seek ways to bring added value to customers, whether in the form of comprehensive solutions or reliable high-performance products and services.

For the stylish food and beverage business, in particular, Pacific Coffee, there are a number of initiatives in the pipeline. In Hong Kong, small or unprofitable stores facing high rental increases will be relocated. In Beijing and Shanghai, the Group will establish stores in more retail focused shopping areas and tourist locations so as to improve Pacific Coffee's brand visibility and profitability. In Singapore, the newly opened Vivo City store has already earned highly positive feedback from customers and become a new flagship. Not satisfied, management of Pacific Coffee will focus on building a strong regional team with local talent to ensure long-term growth.

With Igor's creative food and beverage concepts as well as Pacific Coffee's strong retail and brand presence, the Group is well positioned to continue capturing a growing share of the burgeoning lifestyle-based food and beverage market in Hong Kong, the PRC and other parts of Asia.

FINANCIAL REVIEW

As at 30th September, 2006, the Group's total net assets attributable to equity holders of the Company amounted to HK$465 million (HK$411 million as at 31st March, 2006). As at 30th September, 2006, the Group's bank and other borrowings amounted to HK$95 million (HK$101 million as at 31st March, 2006). Cash and deposit at bank including structured deposits amounted to HK$152 million (HK$122 million as at 31st March, 2006). The improvement in cash position was mainly attributable to the share placement of 18.8 million new shares in August 2006, bringing in net proceeds after expenses of HK$44.6 million for the expansion of food and beverage business and for the general working capital of the Group.

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2006, the Group employed approximately 850 full time staff globally. Total staff costs amounted to approximately HK$61 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

During the period, the Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of the unaudited interim financial statements for the six months ended 30th September, 2006.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2006.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"). All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the six months ended 30th September, 2006.

CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the directors, the Company has complied with the code provisions listed in the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th September, 2006 with the exception of the following deviation:

Under the code provision A.4.1, non-executive directors should be appointed for a specific term. Currently, non-executive directors are not appointed for a specific term. However, they are subject to retirement by rotation at least once every three years under the Bye-laws of the Company. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

On behalf of the Board, I would like to thank the management and all staff for their concerted effort, commitment and professionalism.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 8th December, 2006

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman), Messrs Fung Pak Kwan (Managing Director), Kuok Hoi Sang, Chow Vee Tsung, Oscar, Kan Ka Hon and Ms Lily Chow. The Independent Non-Executive Directors of the Company are Messrs Shinichi Yonehara, Wu King Cheong and Kwong Man Sing.

website: http://www.chevalier-itech.com

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 508)

CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock code: 025)

MAJOR TRANSACTION AND RESUMPTION OF TRADING

DISCLOSEABLE TRANSACTION

On 25 November 2006, CiTL entered into the Agreement with the Vendor to acquire, in two tranches, a total of 100 shares in SEL, representing the entire issued share capital of SEL. Details of the Agreement are set out below.

Pursuant to the Agreement, CiTL will lend to SEL Group upon request at any time after First Closing the Purchaser's Loan of up to HK$3.5 million for the capital expenditure of SEL Group. Subject to the terms of the Agreement, SEL Group may borrow at any time after First Closing the Additional Borrowing of up to HK$11.5 million from third parties or CiTL (if CiTL offers more favourable terms of finance) for the capital expenditure of new outlets.

The Acquisition, when aggregated with the Purchaser's Loan of HK$3.5 million and the Additional Borrowing of up to HK$11.5 million (if provided by CiTL), constitutes a major transaction for CiTL. CiTL has received a written approval in respect of the Acquisition from CIHL, which together with Firstland Company Limited, a wholly-owned subsidiary of CIHL, hold approximately 54.8% of the issued share capital of CiTL as at the date of this announcement. No shareholder of CiTL, including CIHL and its associates, is interested in the Acquisition except as a shareholder of CiTL, therefore no shareholder of CiTL would be required to abstain from voting if CiTL were to convene a general meeting to approve the Acquisition. To the best of the knowledge, information and belief of the respective Boards of CiTL and CIHL after having made all reasonable enquiries, the Vendor and its associates do not have any interests in CIHL or CiTL. Accordingly, under Rule 14.44 of the Listing Rules, a general meeting of CiTL to be held for its shareholders to approve the Acquisition is not required. A circular containing further details of the Agreement and financial information relating to CiTL and SEL Group (including the accountant's report and pro forma financial information) will be despatched to the shareholders of CiTL as soon as practicable.

The Acquisition, when aggregated with the Purchaser's Loan and the Additional Borrowing (if provided by CiTL), constitutes a discloseable transaction for CIHL under the Listing Rules. Given the Board of CIHL considers that the Acquisition is not price-sensitive to CIHL and the Acquisition only constitutes a discloseable transaction for CIHL which does not require suspension of trading in CIHL's shares pursuant to Rule 14.37 of the Listing Rules, CIHL has not applied for suspension of trading in CIHL's shares. A circular containing further information in respect of the Agreement and other information as required under the Listing Rules will be despatched to the shareholders of CIHL as soon as practicable.

Trading in the shares of CiTL on the Stock Exchange was suspended with effect from 9:30 a.m. on Monday, 27 November 2006 at the request of CiTL pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the shares of CiTL with effect from 9:30 a.m. on Friday, 1 December 2006.

THE AGREEMENT DATED 25 NOVEMBER 2006

1. Parties

Purchaser: CiTL

Vendor: Sinochina Pacific Limited, a company incorporated in the BVI with limited liability in which Mr. Lenz owns 51.76% of its issued share capital. Sinochina Pacific Limited is an investment holding company.

To the best of the knowledge, information and belief of the respective Boards of CiTL and CIHL after having made all reasonable enquiries, the Vendor and its beneficial shareholders (i) are independent of the CiTL and CIHL and their respective connected persons, and are not connected persons of CiTL and CIHL; and (ii) are neither the same as nor associated with the parties to the agreement in respect of the acquisition of Pacific Coffee (as described below).

2. Asset to be acquired

The Sale Shares, being 100 ordinary shares of SEL, representing the entire issued share capital of SEL.

The Sale Shares will be acquired by CiTL in two tranches. Tranche I involves the acquisition of 49 ordinary shares of SEL and Tranche II involves the acquisition of 51 ordinary shares of SEL.

SEL and its subsidiaries are engaged in ownership and operation of restaurants and other food and beverage outlets. SEL Group currently operates 20 outlets in Hong Kong. Further information on SEL Group is set out in the section headed "Information on SEL Group" below.

3. Consideration and payment terms

The Consideration (subject to adjustment), including the considerations for Tranche I and Tranche II, shall be determined as follows and in any event not exceed HK$200 million in aggregate:

(a) Consideration for Tranche I

The purchase price for the first 25% of Tranche I will be valued at:
(4.5 x actual Normalized 2006 EBITDA) x 25%

The purchase price for the second 24% of Tranche I will be valued according to the following formula:

M x audited 2007 EBITDA x 24%, where M will be determined as follows:

If the audited 2007 EBITDA is:

(i) less than or equal to HK$23.0 million, M = 4.5.

(ii) greater than HK$23.0 million but less than HK$26.0 million, M = 5.0.

(iii) equal to or greater than HK$26.0 million, M = 5.5.

(b) Consideration for Tranche II

The purchase price for Tranche II will be valued according to the following formula:

P x audited 2008 EBITDA x 51%, where P will be determined as follows:

If the audited 2008 EBITDA is:

(i) less than or equal to HK$25.0 million, P = 4.5.

(ii) greater than HK$25.0 million but less than HK$30.0 million, P = 5.0.

(iii) equal to or greater than HK$30.0 million, P = 5.5.

If in any one year there is a loss incurred (resulting in negative audited EBITDA), the consideration calculated for that tranche of shares of SEL, which is determined by reference to the audited EBITDA for such year, shall instead be based on the audited net tangible asset value of SEL Group as reflected in the Audited Accounts for such year. Such revaluation method of the consideration applies to both tranches, to the extent relevant, and in the event of the significant disruption (as explained in sub-paragraph headed "Adjustment for a significant disruption" below) and Second Closing is accelerated pursuant to terms of the Agreement (as explained in sub-paragraph headed "Adjustment in the event that Second Closing is accelerated" below).

The Vendor and CiTL agreed on a two-part Consideration so that the purchase price for (i) the second 24% of Tranche I; and (ii) Tranche II, will be based on the future performance of SEL Group.

The Consideration, including the payment terms, was agreed between CiTL and the Vendor after arm's length negotiations. The Consideration represents 4.5 times the actual Normalized 2006 EBITDA, 4.5 to 5.5 times of the audited 2007 EBITDA and the audited 2008 EBITDA of SEL Group. The consideration for Tranche I shall be paid at First Closing and the consideration for Tranche II shall be paid at Second Closing. The Consideration shall be satisfied in cash and will be financed by the internal resources of the CiTL Group.

The Boards of both CiTL and CIHL are of the view that the Consideration is fair and reasonable after taking into account the 245.8% growth in profit after taxation from 2004 and 2005 of SEL Group as well as the reputation of the outlets operated under SEL Group.

4. Conditions precedent to First Closing

First Closing is conditional on:

(i) completion of the restructuring of SEL Group including formation of SEL and re-organisation such that all the companies in SEL Group shall be beneficially wholly owned subsidiaries of SEL (except for Orchid International Limited);

(ii) CiTL having obtained, in terms satisfactory to it, all consents and approvals as may be required under the Listing Rules (including without limitation any approval by the shareholders of CiTL) in connection with the Agreement and the transactions contemplated thereunder, and CiTL having issued and despatched its shareholders' circular as required by the Listing Rules;

(iii) CiTL having obtained confirmation in writing from each shareholder and director of each company in SEL Group that it has no claim and is not aware of any circumstance which may give rise to a claim against any company in SEL Group;

(iv) provision to CiTL of a pro forma balance sheet of SEL Group as at the month end of the calendar month immediately prior to the month of First Closing and management accounts with profit and loss accounts and balance sheet as at 30 September 2006 and actual profit and loss accounts for the nine months from January to September 2006; and

(v) CiTL having undertaken a due diligence review of the restructuring of SEL Group as anticipated in paragraph (i) above and being satisfied with the review in all respects.

5. First Closing and Second Closing

First Closing shall take place on the third Business Day after the first date on which all the conditions precedent to First Closing have been satisfied or waived. If First Closing has not occurred by the date that is three months after the date of the Agreement, either party may, by notice to the other party, terminate the Agreement, provided that the terminating party is not then in material breach of any of its obligations under the Agreement.

Second Closing shall take place within 21 days after the issue of the Audited Accounts for the year ending 31 December 2008, or such other dates as the parties may agree.

If at any time after First Closing and before Second Closing, (a) the Vendor or Mr. Lenz has committed a deliberate and substantial breach of the Agreement or the Shareholders' Agreement which breach (i) remains uncured for a period of 30 days after notice from CiTL to the Vendor, and (ii) deprives CiTL of a fundamental benefit of any of the agreements or is fundamentally inconsistent with the relationship of trust contemplated by the agreements, or (b) Mr. Lenz has knowingly committed a deliberate and material breach of a restrictive covenant or confidentiality obligation in the Service Agreement or the agreement between Mr. Lenz and CiTL, which breach remains uncured for a period of 30 days after notice from CiTL to the Vendor, and has or will have a material adverse effect on CiTL or SEL Group, CiTL may at its option by notice to the Vendor elect to (i) proceed to First Closing or Second Closing, as the case may be, in so far as reasonably practicable; (ii) postpone First Closing or Second Closing as the case may be, to a date (being a Business Day) falling not more than 10 Business Days after the date set for First Closing or Second Closing; (iii) terminate the Agreement; or (iv) by written notice accelerate Second Closing to a date no earlier than 10 Business Days after the date of breach.

6. Adjustments

(a) Adjustment for a significant disruption

In the event that there is a significant disruption to the economic situation in Hong Kong leading to a significant market downturn for restaurant businesses during the financial year 2008 and the audited 2008 EBITDA of SEL Group is less than 70% of the budgeted 2008 EBITDA (as provided by the Vendor at the beginning of 2008) but positive (i.e. above zero) (if negative, the method of valuation based on net tangible asset value as described above and the payment adjustment as described below shall still apply), the sale and purchase of Tranche II of the Sale Shares shall be completed and paid within 21 days of the issue of the Audited Accounts for the year ending 31 December 2008, but an adjustment payment shall be made within 21 days after the issue of the Audited Accounts for the year ending 31 December 2009. The adjustment payment would be based on the following calculation:

(51% x R x average of audited 2008 and 2009 EBITDA) less consideration for Tranche II, where R will be determined as follows:

If the average audited EBITDA for 2008 and 2009 is:

(i) less than or equal to HK$25.0 million,	R = 4.5.
(ii) greater than HK$25.0 million but less than HK$30.0 million,	R = 5.0.
(iii) equal to or greater than HK$30.0 million,	R = 5.5.

(b) Adjustment in the event that Second Closing is accelerated

In the event that Second Closing is accelerated (under the circumstances described above) to a date prior to the issue of the Audited Accounts for the year ending 31 December 2008, the sale and purchase of Tranche II of the Sale Shares shall be completed and paid in accordance with the following:

Valuation will be based on the most recent set of Audited Accounts that have been issued. Therefore, if at the time of a breach, the Audited Accounts for the year ending 31 December 2007 have been issued, the valuation of Tranche II of the Sale Shares shall be based on the following formula:

T x audited 2007 EBITDA x 51%, where T will be determined as follows:

If the audited 2007 EBITDA is:

(i) less than or equal to HK$23.0 million, T = 4.5.

(ii) greater than HK$23.0 million but less than HK$26.0 million, T = 5.0.

(iii) equal to or greater than HK$26.0 million, T = 5.5.

If the Audited Accounts for the year ending 31 December 2007 have not been issued, the valuation of Tranche II of the Sale Shares shall be based on the following formula:

4.5 x audited Normalized 2006 EBITDA x 51%

If the Audited Accounts for the year ending 31 December 2006 have not been issued, the valuation of Tranche II of the Sale Shares shall be based on the following formula:

4.5 x audited 2005 EBITDA x 51%

Payment shall be made at Second Closing.

7. The Purchaser's Loan

Pursuant to the Agreement, CiTL will lend to SEL Group upon request at any time after First Closing the Purchaser's Loan of up to HK$3.5 million for the capital expenditure of SEL Group. The Purchaser's Loan will bear interest, payable semi-annually, at the Hong Kong prime rate quoted by The Hongkong and Shanghai Banking Corporation Limited plus 100 basis points, and will be repaid by SEL Group in six equal semi-annual instalments commencing on the first anniversary of drawdown. The Purchaser's Loan will be secured by assets of SEL Group with a net realisable value of not less than the amount of the Purchaser's Loan. The Purchaser's Loan is expected to be financed by internal resources of CiTL.

8. Additional Borrowing

Subject to the terms of the Agreement, SEL Group may borrow at any time after First Closing the Additional Borrowing of up to HK$11.5 million from third parties or CiTL (if CiTL offers more favourable terms of finance) for the capital expenditure of new outlets provided that, among others, SEL Group must obtain CiTL's prior written approval of the opening or development of new outlets (save for new outlets agreed with CiTL prior to the date of the Agreement). The Additional Borrowing, if provided, is expected to be financed by internal resources of CiTL or external financing sources to be arranged by CiTL.

9. Other terms

The Vendor also undertakes to CiTL that:

(a) on or before 31 December 2006 or First Closing, whichever is earlier, it shall procure that SEL Group:

(i) sells and completes the sale of the Office for a sum of not less than HK$6.0 million;

(ii) uses the proceeds of sale of the Office to pay the Outstanding Management Bonuses;

(iii) uses the balance of the proceeds of sale of the Office after payment of the Outstanding Management Bonuses, to repay a corresponding portion of the Shareholder Loan; and

(iv) provides evidence satisfactory to CiTL that the above provisions have been fully complied with; and

(b) after First Closing, it shall procure that SEL Group:

(i) repays the Shareholder's Loan and any interest accrued on the principal amount of such loan from 1 November 2005 until the date of payment;

(ii) pays the dividends declared by CL Holdings prior to the date of the Agreement in the amount of HK$5,556,016 to the extent that it remains outstanding and unpaid as at First Closing; and

(iii) repays the various tax loans in full (including all interest and fees) granted by the Shanghai Commercial Bank Ltd under facility letters dated 2 November 2006 in the total principal sum of approximately HK$2.2 million,

out of the operating cash flow of SEL Group. If there is insufficient operating cash flow to pay such sums immediately, such sums shall be repaid as soon as possible thereafter and in any event before 31 December 2007.

ANCILLARY AGREEMENTS

1. The Shareholders' Agreement

Parties: CiTL;
the Vendor;
and SEL.

Principal terms of the Shareholders' Agreement

(a) Board composition

The maximum number of directors of SEL shall be seven. For so long as each of CiTL and the Vendor is a shareholder of SEL, CiTL and the Vendor shall have the right to appoint and remove up to three directors and four directors respectively.

The chairman of the board of SEL shall be appointed by such board and shall not be entitled to a second or casting vote.

(b) Dividend policy

Shareholders of SEL will procure that immediately prior to Second Closing, SEL Group will distribute all available cash generated from the normal operation of the business of SEL Group that is legally available for distribution, provided that no such distribution shall be made to the extent that it would cause the net current operating assets of SEL Group as of Second Closing to be less than zero. To the extent that at Second Closing there is cash generated from the normal operation of the business of SEL Group that would have been distributed to the Shareholders of SEL pursuant to the immediately preceding sentence but for the fact that such cash was not legally available for distribution, the Consideration for Tranche II shall be increased by an amount equal to 51% of the amount of such cash.

(c) Transfer of shares

No shareholder of SEL shall have the right to transfer any of its shares in SEL except in accordance with the provisions of the Shareholders' Agreement.

The Vendor may not transfer any of its shares in SEL except to CiTL at Second Closing in accordance with the Agreement.

CiTL may not transfer any of its shares in SEL to other parties unless it fails to complete Second Closing in which case, it may transfer its shares in SEL to the Vendor in accordance with the Agreement. However, CiTL may at any time transfer any or all of its shares in SEL to a company within CiTL Group provided that the transferee shall execute an instrument satisfactory to the Vendor and agree to be bound by the Shareholders' Agreement, and CiTL shall remain bound to ensure that the transferee performs its obligations under the Shareholders' Agreement.

There is no present intention to appoint Mr. Lenz as a director of CiTL.

2. The agreement between Mr. Lenz and CiTL

Pursuant to the Agreement, in consideration of CiTL agreeing to enter into the Agreement, the Shareholders' Agreement and the Escrow Agreement, Mr. Lenz, as the majority shareholder of the Vendor, undertakes to, among other things, procure due and punctual performance and compliance by the Vendor of its obligations and the giving of undertakings by the minority shareholders of the Vendor in connection with the Acquisition. In particular, Mr. Lenz undertakes that he holds and will continue to hold for the period from First Closing until Second Closing no less than 51% of the issued share capital of the Vendor.

3. The Escrow Agreement

Pursuant to the Agreement, the Escrow Agreement will be entered into among CiTL, the Vendor and the Escrow Agent upon First Closing. On Second Closing, a proportion of the consideration for Tranche II equal to the maximum aggregate liability of the Vendor under the warranties of the Agreement (i.e. HK$10 million) less any Resolved Claim, shall be placed into escrow until the expiry of the one year period following Second Closing. The Escrow Amount shall be held by the Escrow Agent to be used by way of set-off against any Resolved Claim after Second Closing. Consideration for Tranche II shall be reduced by the amount of any Resolved Claim as of Second Closing. The Escrow Agreement shall continue in full force and effect until the Escrow Agreement is terminated or all monies in the Escrow Account have been released in accordance with the Escrow Agreement.

4. The Service Agreement

Pursuant to the Agreement, Mr. Lenz and SEL will enter into a service agreement upon First Closing to employ Mr. Lenz as the chief executive officer of SEL for the purpose of facilitating a smooth transition of SEL Group after the Acquisition.

Pursuant to the terms of the Service Agreement, the employment of Mr. Lenz as the chief executive officer of SEL shall be for a term of two and a half years commencing from First Closing.

INFORMATION ON SEL GROUP

SEL was incorporated in the BVI on 6 September 2006. Pursuant to a restructuring exercise, SEL has become the holding company of the companies now comprising SEL Group (also known under the trade name "Igor's"). The first restaurant was established in 1998 and now there are 20 outlets in operation including, among others, "Wildfire", "The Boathouse", "Stormies Crabshack" and "Café de Paris" in various prime dining destinations such as Lan Kwai Fong, Soho, Stanley, and Knutsford Terrace in Hong Kong. Igor's restaurants offer a wide variety of international cuisines, ranging from traditional French to casual fast food. In addition, Igor's also operates bars and restaurants in the premier entertainment districts of Lan Kwai Fong and Wanchai, namely "Stormies", "The Cavern", "Swindlers", and "Typhoon", where their resident bands offer a repertoire of live music entertainment.

Set out below is the audited consolidated financial information of SEL Group (excluding SEL) for the two years ended 31 December 2005 prepared in accordance with the HK GAAP:

	For the year ended 31 December	
	2004	**2005**
	HK$ million	*HK$ million*
	(Restated)	(Audited)
Turnover	81.4	105.8
Profit before taxation and extraordinary item	3.5	9.4
Profit after taxation	2.4	8.3

	As at	
	31 December 2004	**31 December 2005**
	HK$ million	*HK$ million*
	(Restated)	(Audited)
Total assets	30.3	39.1
Net assets	10.7	20.6

After First Closing and before Second Closing, SEL Group will be accounted for as an associated company of CiTL in accordance with the HK GAAP. After Second Closing, SEL Group will become a wholly-owned subsidiary of CiTL and its results will be consolidated into CiTL Group.

REASONS FOR THE ACQUISITION

CiTL completed the acquisition of Pacific Coffee in May 2005. Apart from selling coffees and cold beverages, pastries and coffee-related hardware and supplies at its outlets, Pacific Coffee also sells its branded products to wholesale accounts and provides coffee services to corporate customers including hotels, restaurants, clubs and large corporations. For the year ended 31 March 2006, Pacific Coffee contributed a 10-month turnover of HK$180 million to CiTL Group. In light of the success of Pacific Coffee in capturing the fast growing and lucrative specialty coffee business in Hong Kong, it is disclosed in CiTL's 2005/2006 annual report that the Board of CiTL intends to further develop CiTL Group's food and beverage business to obtain economies of scale and broaden the income stream. CiTL will continue to develop its existing businesses and will further explore investment opportunities in the food and beverage business in Hong Kong and neighbouring regions. The Board of CiTL considers that the Acquisition is in line with CiTL Group's business strategy.

The Acquisition represents an attractive opportunity to CiTL Group as it enables CiTL Group to fortify its food and beverage business. In particular, the Boards of CiTL and CIHL believe that the outlets operated under SEL Group will enable CiTL Group to capture the fast growing and lucrative Western lifestyle food and beverage market in Asia. Furthermore, after the Acquisition, CiTL may leverage on its market knowledge and experience in the food and beverage business and enjoy operational economies of scale.

In view of the above, the respective Boards of CiTL and CIHL (including the independent non-executive directors of CiTL and CIHL) consider the terms of the Acquisition, including the Consideration and its payment terms, are on normal commercial terms and are fair and reasonable and the Acquisition is in the interest of CiTL and CIHL and their respective shareholders as a whole.

OTHER INFORMATION

CiTL is an investment holding company which, through its subsidiaries, is principally engaged in the trading and servicing of computer and business machines, provision of network system and solution services, provision of technical and maintenance services, food and beverage business and investment in securities.

CIHL is an investment holding company which, through its subsidiaries, is principally engaged in the business of construction and engineering, insurance and investment, property investment, hotel investment and information technology.

LISTING RULES IMPLICATIONS

Under the Listing Rules, the Acquisition, when aggregated with the Purchaser's Loan and the Additional Borrowing if provided by CiTL, constitutes a major transaction of CiTL and would normally require shareholders' approval at a general meeting of CiTL. According to Rule 14.44 of the Listing Rules, in the event that a written shareholders' approval has been obtained from a shareholder who holds more than 50% in nominal value of the securities giving the right to attend and vote at the general meeting to approve the transaction, the holding of a general meeting can be waived. CiTL has received a written approval in respect of the Acquisition from CIHL, which together with Firstland Company Limited, a wholly-owned subsidiary of CIHL, hold approximately 54.8% of the issued share capital of CiTL as at the date of this announcement. No shareholder of CiTL, including CIHL and its associates, is interested in the Acquisition except as a shareholder of CiTL, therefore no shareholder of CiTL would be required to abstain from voting if CiTL were to convene a general meeting to approve the Acquisition. To the best of the knowledge, information and belief of the respective Boards of CiTL and CIHL after having made all reasonable enquiries, the Vendor and its associates do not have any interests in CIHL or CiTL. Accordingly, under Rule 14.44 of the Listing Rules, a general meeting of CiTL to be held for its shareholders to approve the Acquisition is not required. A circular containing further details on the Agreement and financial information on SEL Group and CiTL will be despatched to the shareholders of CiTL as soon as practicable.

The Acquisition, when aggregated with the Purchaser's Loan and the Additional Borrowing if provided by CiTL, constitutes a discloseable transaction of CIHL under the Listing Rules. Given the Board of CIHL considers that the Acquisition is not price-sensitive to CIHL and the Acquisition only constitutes a discloseable transaction for CIHL which does not require suspension in trading in CIHL's shares pursuant to Rule 14.37 of the Listing Rules, CIHL has not applied for suspension in trading in CIHL's shares. A circular containing further information on the Agreement and other information as required under the Listing Rules will be despatched to the shareholders of CIHL as soon as possible.

SUSPENSION AND RESUMPTION OF TRADING

Trading in the shares of CiTL on the Stock Exchange was suspended with effect from 9:30 a.m. on Monday, 27 November 2006 at the request of CiTL pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the shares of CiTL with effect from 9:30 a.m. on Friday, 1 December 2006.

TERMS USED IN THIS ANNOUNCEMENT

"Acquisition"	the proposed acquisition of the entire issued share capital of SEL
"Additional Borrowing"	an amount up to HK$11.5 million which may be borrowed by SEL Group from third parties or CiTL (if CiTL offers more favourable terms of finance) solely for the capital expenditure of new outlets subject to the terms of the Agreement
"Audited Accounts"	the audited consolidated balance sheet of CL Holdings and the audited consolidated profit and loss account of each company in SEL Group, for the relevant financial year and all notes thereto and the auditors and the directors' reports relating to such accounts
"Agreement"	the share purchase agreement regarding all the shares of SEL dated 25 November 2006 entered into between CiTL and the Vendor
"Board"	the board of directors

"Business Day"	a day (other than a Saturday or Sunday) on which banks are general open for banking business in Hong Kong
"BVI"	the British Virgin Islands
"CIHL"	Chevalier International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"CiTL"	Chevalier iTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange, and an indirectly 54.8%-owned subsidiary of CIHL
"CiTL Group"	CiTL and its subsidiaries
"CL Holdings"	CL Holdings Limited, a company incorporated in Hong Kong with limited liability, the holding company of all the issued share capital in each of the companies in SEL Group (except SEL and Orchid International Limited)
"Consideration"	the consideration for the sale and purchase of the Sale Shares
"EBITDA"	the earnings (excluding non-cash and extraordinary earnings and losses) before interest, tax, depreciation and amortization
"Escrow Agent"	Deacons, the legal adviser to CiTL in respect of the Acquisition
"Escrow Account"	the interest-bearing account to be opened by the Escrow Agent with a licensed bank in Hong Kong for the purposes of the Escrow Agreement
"Escrow Agreement"	the escrow agreement to be entered into among CiTL, the Vendor and the Escrow Agent upon First Closing
"Escrow Amount"	the escrow amount(s) from time to time to be deposited into the Escrow Account in accordance with the terms of the Agreement
"First Closing"	completion of the sale and purchase of Tranche 1 of the Sale Shares pursuant to the terms of the Agreement
"HK GAAP"	generally accepted accounting principles applicable in Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Management Bonuses"	remuneration payments accruing to the management of SEL Group in respect of their performance attributable to periods prior to 1 January 2006, comprising of (i) management bonuses paid between the period from 1 January 2006 to 31 October 2006 in the amount of $1,389,000 (the "2006 Management Bonuses"); and (ii) unpaid management bonuses in the amount of $2,514,535.06 as at 31 October 2006 (the "Outstanding Management Bonuses")

"Mr. Lenz"	Mr. Christopher James Lenz, the majority shareholder of the Vendor holding 51.76% of the Vendor's issued share capital
"Normalized 2006 EBITDA"	EBITDA for 2006 before deduction of payments made or accrued in respect of the 2006 Management Bonuses and without taking into consideration (i) the accounts of the outlet "Peel" at UG/F, 21 Elgin Street, Central, Hong Kong, (ii) gain from the sale of the warehouse located at Kwai Chung, New Territories and (ii) gain from the sale of the Office
"Office"	the head office premises of SEL Group at 5/F New India House, 52 Wyndham Street, Hong Kong
"Purchaser's Loan"	the loan up to HK$3.5 million to be advanced by CiTL to SEL Group at any time after First Closing for the capital expenditure of SEL Group
"Resolved Claim"	a claim by CiTL for the breach of any warranties (including representation, warranty and undertaking contained in the Agreement) which (a) has been agreed by the Vendor and CiTL or (b) in respect of which final judgment is awarded in favour of CiTL by the courts of any competent jurisdiction (for these purposes, a final judgment shall be a judgment in respect of which all applicable rights of appeal have been exhausted); and a claim being "Resolved" shall be construed accordingly
"Sale Shares"	100 ordinary shares in SEL, being the entire issued share capital of SEL
"Second Closing"	completion of the sale and purchase of Tranche II of the Sale Shares pursuant to the terms of the Agreement
"Service Agreement"	the service agreement to be entered between SEL and Mr. Lenz upon First Closing
"SEL"	Sinochina Enterprises Limited, a company incorporated in the BVI with limited liability
"SEL Group"	CL Holdings and each of its subsidiaries before First Closing and SEL and each of its subsidiaries after First Closing
"Shareholders' Agreement"	the shareholders' agreement to be entered into among CiTL, the Vendor and SEL upon First Closing
"Shareholders' Loan"	the amount of (i) HK$5,708,726 owed by CL Holdings to Asset Finance Limited as at 31 October 2006 plus (ii) any interest accrued on the principal amount of such loan from 1 November 2006 until the date of payment
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tranche I"	the sale and purchase of 49 ordinary shares in SEL constituting 49% of the entire issued share capital of SEL as at the date of First Closing
"Tranche II"	the sale and purchase of 51 ordinary shares in SEL constituting 51% of the entire issued share capital of SEL as at the date of Second Closing

"Vendor"	Sinochina Pacific Limited, a company incorporated in the BVI with limited liability
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"%"	per cent.

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

Hong Kong, 1 December 2006

* *for identification only*

As at the date of this announcement, the Board of CiTL comprises Dr. Chow Yei Ching, Mr. Fung Pak Kwan, Mr. Kuok Hoi Sang, Mr. Chow Vee Tsung, Oscar, Mr. Kan Ka Hon and Miss Lily Chow as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

As at the date of this announcement, the Board of CIHL comprises Dr. Chow Yei Ching, Mr. Kuok Hoi Sang, Mr. Fung Pak Kwan, Mr. Chow Vee Tsung, Oscar, Mr. Tam Kwok Wing, Mr. Kan Ka Hon and Mr. Ho Chung Leung as executive directors, and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George as independent non-executive directors.

Please also refer to the published version of this announcement in The Standard.

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 508)

CONTINUING CONNECTED TRANSACTIONS

The Board announces that on 28th November, 2006, COAHL, a wholly-owned subsidiary of the Company, entered into the Tenancy Agreements as tenant, with Winfield Development, Peak Gain and Oriental Sharp as landlords respectively. Winfield Development, Peak Gain and Oriental Sharp are wholly-owned subsidiaries of CIHL, a substantial shareholder of the Company, and therefore connected persons of the Company under the Listing Rules. The Transactions constitute non-exempt continuing connected transactions of the Company under the Listing Rules.

Since the total annual rental payable by COAHL under the Transactions represents less than 2.5% of the applicable percentage ratios of the Company, the Transactions will be subject to the reporting and announcement requirements under Rule 14A.34 of the Listing Rules and are exempted from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

As the request of the Company, trading in the issued share capital of the Company was suspended at 9:30 a.m. on 27th November, 2006 and was remained suspended pending the release of another announcement in respect of a major transaction of the Company.

TENANCY AGREEMENTS

The Board announces that on 28th November, 2006, COAHL as tenant, a wholly-owned subsidiary of the Company, entered into the Warehouse Tenancy Agreement, the Service Centre Tenancy Agreement and the Commercial Centre Tenancy Agreement for the renewal of the leasing of the following premises to the Group with Winfield Development, Peak Gain and Oriental Sharp as landlords respectively as detailed below:-

1. Warehouse Tenancy Agreement

Date of agreement:	28th November, 2006
Landlord:	Winfield Development
Tenant:	COAHL
Premises:	3rd Floor of Chevalier Warehouse Building, 1 On Fuk Street, On Lok Tsuen, Fanling, New Territories, Hong Kong with gross floor area of approximately 19,500 sq. ft.
Term:	two years commencing from 1st October, 2006 to 30th September, 2008 (both dates inclusive)
Annual rental:	HK$818,244 (HK$68,187 payable monthly)

2. Service Centre Tenancy Agreement

Date of agreement:	28th November, 2006
Landlord:	Peak Gain
Tenant:	COAHL
Premises:	Portions of 6th Floor, 7th Floor, 8th Floor, 9th Floor and 10th Floor of Chevalier Engineering Service Centre, 21 Sheung Yuet Road, Kowloon Bay, Kowloon, Hong Kong with gross floor area of approximately 54,000 sq. ft.
Term:	two years commencing from 1st October, 2006 to 30th September, 2008 (both dates inclusive)
Annual rental:	HK$4,086,936 (HK$340,578 payable monthly)

3. Commercial Centre Tenancy Agreement

Date of agreement:	28th November, 2006
Landlord:	Oriental Sharp
Tenant:	COAHL
Premises:	Portions of 19th Floor and 22nd Floor of Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Kowloon, Hong Kong with gross floor area of approximately 1,100 sq. ft.
Term:	two years commencing from 1st October, 2006 to 30th September, 2008 (both dates inclusive)
Annual rental:	HK$176,124 (HK$14,677 payable monthly)

ANNUAL CAPS

The Annual Caps for the Tenancy Agreements are set based on the total rental payments in relation to the respective premises according to the respective Tenancy Agreements. The Annual Caps for the year ending 31st March, 2007, 2008 and 2009 are therefore HK$2,540,652, HK$5,081,304 and HK$2,540,652 respectively.

BACKGROUND TO AND REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS

The Group has been renting certain premises from the CIHL Group pursuant to the Tenancy Agreements for office or warehouse purposes (as the case may be) for the renewal of the tenancies of the respective premises which were expired on 30th September, 2006. The rental under the Tenancy Agreements were agreed after arm's length negotiations between each of the current landlords and COAHL with reference to valuation reports on market rental on each of the premises conducted by Knight Frank Petty Limited, a firm of independent professional surveyors.

The Directors (including the independent non-executive Directors) are of the opinion that each of the Warehouse Tenancy Agreement, the Service Centre Tenancy Agreement and the Commercial Centre Tenancy Agreement is made on normal commercial terms in the ordinary and usual course of business of the Group and is in the best interest of the Company and its shareholders as a whole and that its terms and conditions and the proposed Annual Caps are fair and reasonable to the Company.

Winfield Development, Peak Gain and Oriental Sharp are wholly-owned subsidiaries of CIHL, a substantial shareholder of the Company, and therefore connected persons of the Company under the Listing Rules. The Transactions therefore constitute non-exempt continuing connected transactions of the Company under the Listing Rules. Except for the above, there is no other transaction that would need to be aggregated with these continuing connected transactions. Since the total annual rental payable by COAHL under the Transactions represents less than 2.5% of the applicable percentage ratios of the Company, the Transactions will be subject to the reporting and announcement requirements under Rule 14A.34 of the Listing Rules and are exempted from the independent shareholders' approval requirement under Chapter 14A of the Listing Rules. The Company will comply with the annual review, reporting and announcement requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules.

GENERAL

The Company and its subsidiaries are principally engaged in the provision of computer and information communication technology, food and beverage and investment in securities. The principal business of Winfield Development, Peak Gain and Oriental Sharp is property investment for rental income.

SUSPENSION OF TRADING

As the request of the Company, trading in the issued share capital of the Company was suspended at 9:30 a.m. on 27th November, 2006 and was remained suspended pending the release of another announcement in respect of a major transaction of the Company.

TERMS USED IN THIS ANNOUNCEMENT

"Annual Caps"	the maximum annual aggregate amount payable under the Tenancy Agreements
"Board"	board of Directors
"CIHL"	Chevalier International Holdings Limited, an exempted company incorporated in Bermuda with limited liability with its shares listed on the main board of the Stock Exchange and a substantial shareholder interested in approximately 54.8% of the issued share capital of the Company
"CIHL Group"	CIHL and its subsidiaries (excluding the Company and its subsidiaries for the purpose of this announcement)
"COAHL"	Chevalier (OA) Holdings Limited, a company incorporated in Hong Kong with limited liability, which is wholly owned by the Company
"Commercial Centre Tenancy Agreement"	the tenancy agreement dated 28th November, 2006 entered into between COAHL and Oriental Sharp
"Company"	Chevalier iTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning ascribed to it in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Oriental Sharp"	Oriental Sharp Limited, a company incorporated in Hong Kong with limited liability, which is wholly owned by CIHL
"Peak Gain"	Peak Gain Limited, a company incorporated in Hong Kong with limited liability, which is wholly owned by CIHL
"Service Centre Tenancy Agreement"	the tenancy agreement dated 28th November, 2006 entered into between COAHL and Peak Gain
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the meaning ascribed to it in the Listing Rules
"Tenancy Agreements"	the Warehouse Tenancy Agreement, the Service Centre Tenancy Agreement and the Commercial Centre Tenancy Agreement
"Transactions"	the transactions contemplated under the Warehouse Tenancy Agreement, the Service Centre Tenancy Agreement and the Commercial Centre Tenancy Agreement

"Warehouse Tenancy Agreement"	the tenancy agreement dated 28th November, 2006 entered into between COAHL and Winfield Development
"Winfield Development"	Winfield Development Limited, a company incorporated in Hong Kong with limited liability, which is wholly owned by CIHL
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"sq. ft."	square feet
"%"	per cent

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 28th November, 2006

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman), Messrs Fung Pak Kwan (Managing Director), Kuok Hoi Sang, Chow Vee Tsung, Oscar, Kan Ka Hon and Miss Lily Chow. The Independent Non-Executive Directors of the Company are Messrs Shinichi Yonehara, Wu King Cheong and Kwong Man Sing.

* *for identification purpose only*

Please also refer to the published version of this announcement in The Standard.

CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 508)

INTERIM REPORT 2006-2007

INTERIM RESULTS

The Directors of Chevalier iTech Holdings Limited (the "Company") are pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2006 together with the comparative figures for the corresponding period in 2005 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2006

		Unaudited Six months ended 30th September,	
		2006	2005
	Notes	***HK$'000***	*HK$'000*
Turnover	*3*	**381,879**	428,754
Cost of sales		**(259,329)**	(335,019)
Gross profit		**122,550**	93,735
Other income	*4*	**4,940**	7,850
Selling and distribution costs		**(102,256)**	(67,940)
Administrative expenses		**(3,582)**	(3,011)
Other expenses		**(999)**	(5,553)
Operating profit		**20,653**	25,081
Share of result of an associate		**–**	(45)
Finance costs		**(2,541)**	(1,505)
Profit before taxation	*5*	**18,112**	23,531
Income tax expenses	*6*	**(2,448)**	(2,281)
Profit for the period attributable to equity holders of the Company		**15,664**	21,250
Dividend	*7*	**4,754**	5,141
Earnings per share	*8*	**9.11 cents**	12.40 cents
Interim dividend per share		**2.5 cents**	3.0 cents

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2006

	Notes	Unaudited 30th September, 2006 HK$'000	Audited 31st March, 2006 HK$'000
Non-current assets			
Investment properties		**7,175**	7,120
Property, plant and equipment	9	**62,784**	55,895
Prepaid lease payments		**2,103**	2,192
Goodwill		**82,392**	82,392
Trademark		**108,000**	108,000
Interest in an associate		**435**	–
Available-for-sale investments		**18,480**	10,020
Investments at fair value through profit or loss		**49,507**	49,588
		330,876	315,207
Current assets			
Inventories		**78,823**	66,991
Debtors, deposits and prepayments	10	**112,503**	100,164
Amount due from ultimate holding company		**1,075**	1,756
Amounts due from customers for contract work		**141**	342
Tax recoverable		**191**	662
Investments at fair value through profit or loss		**74,742**	73,279
Derivative financial instruments		**–**	32
Bank balances and cash equivalents		**102,669**	72,399
		370,144	315,625
Current liabilities			
Creditors, bills payables, deposits and accruals	11	**92,652**	77,045
Amounts due to customers for contract work		**137**	264
Deferred service income		**18,391**	20,420
Dividend payable		**8,568**	–
Provision for taxation		**840**	942
Bank borrowings		**52,000**	52,000
		172,588	150,671
Net current assets		**197,556**	164,954
Total assets less current liabilities		**528,432**	480,161

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*
As at 30th September, 2006

	Notes	Unaudited 30th September, 2006 HK$'000	Audited 31st March, 2006 HK$'000
Capital and reserves			
Share capital	12	**95,078**	85,678
Reserves		**369,814**	325,422
Equity attributable to equity holders of the Company		**464,892**	411,100
Minority interests		**184**	176
Total Equity		**465,076**	411,276
Non-current liabilities			
Bank borrowings		**43,000**	49,000
Deferred taxation		**20,356**	19,885
		63,356	68,885
Total equity and non-current liabilities		**528,432**	480,161

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30th September, 2006 (unaudited)

		Attributable to equity holders of the Company								
	Note	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 1st April, 2005		85,678	223,434	18,060	14	1,657	52,432	381,275	175	381,450
Exchange difference arising on translation of financial statements of foreign operations directly recognised in equity		–	–	–	–	(543)	–	(543)	(10)	(553)
Profit for the period		–	–	–	–	–	21,250	21,250	–	21,250
Total recognised income and expense for the period		–	–	–	–	(543)	21,250	20,707	(10)	20,697
Final dividend for 2005 paid		–	–	–	–	–	(1,713)	(1,713)	–	(1,713)
At 30th September, 2005		85,678	223,434	18,060	14	1,114	71,969	400,269	165	400,434
At 1st April, 2006		85,678	223,434	18,060	14	1,370	82,544	411,100	176	411,276
Exchange difference arising on translation of financial statements of foreign operations directly recognised in equity		–	–	–	–	2,050	–	2,050	8	2,058
Profit for the period		–	–	–	–	–	15,664	15,664	–	15,664
Total recognised income and expense for the period		–	–	–	–	2,050	15,664	17,714	8	17,722
Final dividend relating to 2006	7	–	–	–	–	–	(8,568)	(8,568)	–	(8,568)
Issue of share capital		9,400	35,246	–	–	–	–	44,646	–	44,646
At 30th September, 2006		95,078	258,680	18,060	14	3,420	89,640	464,892	184	465,076

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2006

	Unaudited Six months ended 30th September, 2006 *HK$'000*	2005 *HK$'000*
Net cash from operating activities	**15,445**	65,693
Net cash used in investing activities	**(24,028)**	(239,035)
Net cash from financing activities	**38,646**	104,839
Increase/(decrease) in cash and cash equivalents	**30,063**	(68,503)
Cash and cash equivalents at beginning of period	**72,399**	181,330
Effect of foreign exchange rate changes	**207**	(312)
Cash and cash equivalents at end of period	**102,669**	112,515
Analysis of the balances of cash and cash equivalents		
Bank balances and cash equivalents	**102,669**	112,515

NOTES

For the six months ended 30th September, 2006

1. Basis of preparation and accounting policies

The condensed financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. Principal accounting policies

The condensed financial statements have been prepared on the historical cost basis except for financial instruments, which are measured at fair values, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the annual financial statements of the Group for the year ended 31st March, 2006 except as described below.

In prior years, fixed assets of machinery, tools, equipment, furniture, fixtures, office equipment and motor vehicles were depreciated on reducing balance basis at annual charge rate of 20% or 40% with initial charge of 20%. The directors of the Group have reviewed the usage of these assets and considered it appropriate to depreciate them on a straight line basis over their useful lives from 5 to 10 years. This change in accounting estimate has no significant impact to the Group's depreciation charged to the income statement for the current period.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards, HKASs and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that have become effective. The application of the new HKFRSs has no material effect on how the results for the current or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has also considered the new standards, amendments and interpretations that may be applicable to the Group. The Group has not yet early adopted the following new standard, amendment and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these new standard, amendment and interpretations will have no material impact on the results and financial positions of the Group.

HKAS 1 (Amendment)	Capital disclosures[1]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 8	Scope of HKFRS 2[2]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[3]
HK(IFRIC) – INT 10	Interim financial reporting and impairment[4]

[1] Effective for annual periods beginning on or after 1st January, 2007.
[2] Effective for annual periods beginning on or after 1st May, 2006.
[3] Effective for annual periods beginning on or after 1st June, 2006.
[4] Effective for annual periods beginning on or after 1st November, 2006.

NOTES *(Continued)*

3. Segment information

An analysis of the Group's turnover and contribution to operating profit by business segment and turnover by geographical segment is as follows:–

(a) By business segment

For the six months ended 30th September, 2006

	Computer and information communication technology *HK$'000*	Food and beverage *HK$'000*	Investments in securities and others *HK$'000*	Consolidated *HK$'000*
TURNOVER	259,798	115,963	6,118	381,879
RESULTS				
Segment results	5,999	8,149	8,392	22,540
Unallocated corporate expenses				(2,543)
Unallocated corporate income				164
Interest income				492
Operating profit				20,653
Finance costs				(2,541)
Profit before taxation				18,112
Income tax expenses				(2,448)
Profit for the period attributable to equity holders of the Company				15,664

For the six months ended 30th September, 2005

	Computer and information communication technology *HK$'000*	Food and beverage *HK$'000*	Investments in securities and others *HK$'000*	Consolidated *HK$'000*
TURNOVER	296,408	72,511	59,835	428,754
RESULTS				
Segment results	9,145	7,798	5,302	22,245
Unallocated corporate expenses				(2,594)
Unallocated corporate income				4,392
Interest income				1,038
Operating profit				25,081
Share of result of an associate	(45)	–	–	(45)
Finance costs				(1,505)
Profit before taxation				23,531
Income tax expenses				(2,281)
Profit for the period attributable to equity holders of the Company				21,250

NOTES *(Continued)*

10. Debtors, deposits and prepayments *(Continued)*

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted for trade debtors was 60 days except for sales of food and beverage at coffee shops which are mainly on cash basis.

The carrying amounts of the Group's trade and other debtors approximate to their fair values.

11. Creditors, bill payables, deposits and accruals

Included in creditors, bill payables, deposits and accruals are trade creditors and bills payable of HK$35,053,000 (31st March, 2006: HK$34,416,000).

The ageing analysis of trade creditors and bills payables is as follows:

	As at 30th September, 2006 *HK$'000*	As at 31st March, 2006 *HK$'000*
0–60 days	32,398	31,166
61–90 days	690	333
Over 90 days	1,965	2,917
Total	35,053	34,416

The carrying amounts of the Group's trade and other creditors and bills payables approximate to their fair values.

12. Share capital

	As at 30th September, 2006		As at 31st March, 2006	
	Number of Ordinary Shares of HK$0.5 each	Nominal Value *HK$'000*	Number of Ordinary Shares of HK$0.5 each	Nominal Value *HK$'000*
Authorised:				
At beginning and end of the period	240,000,000	120,000	240,000,000	120,000
Issued and fully paid:				
At beginning of the period	171,355,871	85,678	171,355,871	85,678
Issue of shares	18,800,000	9,400	–	–
At end of the period	190,155,871	95,078	171,355,871	85,678

NOTES *(Continued)*

13. Operating lease

(a) The Group as lessee

At 30th September, 2006, the Group had total future aggregate minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

	As at 30th September, 2006 HK$'000	As at 31st March, 2006 HK$'000
Within one year	**61,201**	51,269
In the second to fifth year inclusive	**65,389**	63,969
	126,590	115,238

Operating leases are negotiated and rentals are fixed for lease term ranging from two to three years.

The operating lease rentals of certain coffee shops of the Group are determined based on the turnover of the coffee shops should such amounts be higher than the minimum guaranteed rental. The above amount of commitment has only included the minimum guaranteed rental.

(b) The Group as lessor

All the investment properties were leased out for a period of three years and the Group did not have any renewal options given to the leasees. The future minimum lease receivable by the Group with one year under non-cancellable operating leases amounted to HK$301,000 (31st March, 2006: HK$292,000).

14. Subsequent event

On 25th November, 2006, the Company entered into an agreement with Sinochina Pacific Limited to acquire, in two tranches, a total of 100 shares in Sinochina Enterprises Limited ("SEL"), representing the entire issued share capital of SEL. The two tranches involve the acquisition of 49 and 51 ordinary shares in SEL constituting respective 49% and 51% of the entire issued share capital of SEL. The total consideration of the two tranches shall in any event not exceed HK$200 million in aggregate. The consideration shall be satisfied in cash and financed by the internal resources of the Group.

SEL is engaging in the business of operation of restaurants and other food and beverage outlets in Hong Kong.

Further details of the event were contained in the Company's announcement dated 1st December, 2006.

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK2.5 cents (2005: HK3.0 cents) per share for the six months ended 30th September, 2006 payable on Tuesday, 9th January, 2007 to shareholders whose names appear on the Register of Members of the Company on Friday, 5th January, 2007.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Wednesday, 3rd January, 2007 to Friday, 5th January, 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 2nd January, 2007.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2006, the Group's turnover and net profit dropped by 11% and 26% respectively compared with the corresponding period last year. A substantial drop in turnover amounting to over HK$50 million of the investment segment was the main reason for the decline in the Group's total turnover. The decrease in turnover of the investment segment, however, had no direct impact on the Group's overall profitability, as sales of securities do not necessarily correlate with profits. Turnover of the computer and information communication technology segment also dropped but was offset by an increase in turnover of the food and beverage segment. As for the overall profit from the three segments, it was at a similar level as in the corresponding period last year. The decline in operating profit of the computer segment caused by slow sales of notebook computers was offset by the surge in profits from the investment segment. Net profit was HK$5.6 million less than that in the same period last year as a result of increased finance costs and the absence of the like of the HK$4 million profit on disposal of property for sale in the unallocated corporate income recorded last year.

The performance of the computer and information communication technology segment encountered setbacks in growth – the result of a delay in the introduction of a new operating system and recall of defective notebook computer batteries. Nevertheless, the computer division remained as a major contributor to the segment's profits. Meanwhile, the network solutions division continued to offer comprehensive telecommunication and IT solutions that address clients' particular technical requirements. Among the Group's key clients include several government departments and educational institutions.

Both turnover and segment results of the food and beverage segment improved by 60% and 5% to HK$116 million and HK$8 million, respectively. Embedded in the segment results of HK$8 million, there is a loss of HK$4 million generated from the operations in China, an inevitable upfront investment cost for entering the new market. For Hong Kong and Singapore only, the segment results actually improved by over 50% to HK$12 million, which was in line with the growth of turnover. For the six months ended 30th September, 2006, Pacific Coffee continued to expand its network in Hong Kong, Singapore, Shanghai, Beijing and Chengdu, elevating total store numbers to 61, up from 49 stores year on year.

In Hong Kong, new stores were opened in Wanchai, Lantau, Central, the Peak, Garden Road, Mongkok and The University of Hong Kong, all of which have delivered strong results – exceeding the Group's expectations. In Beijing, a kiosk at the Beijing Exhibition Center was opened, thereby adding to the two stores that are already present in the capital. Meanwhile, in Shanghai, three stores were opened and a regional office was established. A kiosk was also opened within the new Seibu department store in Chengdu. As the Group is presently building on its operational network in these cities, and thus at an initial investment stage, additional time will be required to generate returns in the PRC.

Conversely, same store sales in Hong Kong grew by 7% during the review period, driven by increased volume which has assisted the Group to offset surging rental costs. Same store profitability has also increased due to continuous improvement in services and the growing popularity of Western luxury-style cafes.

During the review period, initiatives that have helped to promote business efficiency include implementation of a store-wide electronic point-of-sale system which provides real-time data analysis. In addition, the roll out of a unique digital multimedia display system has enhanced the Company's ability to disseminate its brand values and partnerships in an appealing format.

Contributions from the investment in securities segment increased to HK$8.4 million during the period despite a significant drop in turnover as mentioned before. The Group's professional management team continued to implement its proven strategies in achieving satisfactory return from a diversified investment portfolio. Coupled with strong economic growth in Hong Kong and the PRC as well as liquidity driven market conditions, it is anticipated that the performance of this segment can be maintained. Accordingly, the Group will continue to manage its securities and investment portfolio with prudence to enhance yields.

Subsequent to the end of the review period, the Group entered into an agreement to acquire the entire issued share capital of SEL, a holding company of Igor's – one of Hong Kong's fastest growing food and beverage management companies. The Group will initially acquire 49% of Igor's based on its EBITDA performance in 2006 and 2007. The remaining 51% will be acquired based on its EBITDA performance in 2008. Total consideration will not exceed HK$200 million.

Igor's established its first restaurant in 1998 and now operates 20 outlets. Its restaurants including "Wildfire", "The Boathouse", "Stormies Crabshack" and "Café de Paris", in various prime dining destinations such as Lan Kwai Fong, Soho, Knutsford Terrace and Stanley in Hong Kong, offer a wide variety of international cuisines ranging from traditional French to fast food. In addition, Igor's also operates popular bars and restaurants in the premier entertainment districts of Lan Kwai Fong and Wanchai, namely "Stormies", "The Cavern", "Swindlers" and "Typhoon", where their resident bands offer an impressive repertoire of live music entertainment.

PROSPECTS

Outlook for the computer and information communication technology business remains uncertain as margin continues to be under the pressure of market competition. That said, Hong Kong's economy is expanding at a brisk pace while interest rates remain relatively low with the added prospect of downward adjustments as 2007 appears on the horizon. Furthermore, the labor market is improving and this will spur consumption, hence investment in IT expenditure is expected to see moderate growth. Never complacent, the Group will continually seek ways to bring added value to customers, whether in the form of comprehensive solutions or reliable high-performance products and services.

For the stylish food and beverage business, in particular, Pacific Coffee, there are a number of initiatives in the pipeline. In Hong Kong, small or unprofitable stores facing high rental increases will be relocated. In Beijing and Shanghai, the Group will establish stores in more retail focused shopping areas and tourist locations so as to improve Pacific Coffee's brand visibility and profitability. In Singapore, the newly opened Vivo City store has already earned highly positive feedback from customers and become a new flagship. Not satisfied, management of Pacific Coffee will focus on building a strong regional team with local talent to ensure long-term growth.

With Igor's creative food and beverage concepts as well as Pacific Coffee's strong retail and brand presence, the Group is well positioned to continue capturing a growing share of the burgeoning lifestyle-based food and beverage market in Hong Kong, the PRC and other parts of Asia.

FINANCIAL REVIEW

As at 30th September, 2006, the Group's total net assets attributable to equity holders of the Company amounted to HK$465 million (HK$411 million as at 31st March, 2006).

As at 30th September, 2006, total debt to equity ratio was 20.4% (24.6% as at 31st March, 2006) and net debt to equity ratio was nil (Nil as at 31st March, 2006), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net assets of HK$465 million (HK$411 million as at 31st March, 2006).

As at 30th September, 2006, the Group's bank and other borrowings amounted to HK$95 million (HK$101 million as at 31st March, 2006). Cash and deposit at bank including structured deposits amounted to HK$152 million (HK$122 million as at 31st March, 2006) and there are no net borrowings as at 30th September, 2006 (Nil as at 31st March, 2006). The improvement in cash position was mainly attributable to the share placement of 18.8 million new shares in August 2006, bringing in net proceeds after expenses of HK$44.6 million for the expansion of food and beverage business and for the general working capital of the Group.

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 30th September, 2006, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO"), which have been notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") were as follows:

(a) Interests in the Company – Shares

Name of Directors	Capacity	Number of ordinary shares: Personal interests	Number of ordinary shares: Corporate interests	Number of ordinary shares: Total	Approximate percentage of interest (%)
CHOW Yei Ching	Beneficial owner and interest of controlled corporation	6,815,854	104,198,933*	111,014,787	58.38
FUNG Pak Kwan	Beneficial owner	2,580,000	–	2,580,000	1.36
KUOK Hoi Sang	Beneficial owner	2,400,000	–	2,400,000	1.26
KAN Ka Hon	Beneficial owner	451,200	–	451,200	0.24
Shinichi YONEHARA	Beneficial owner	600	–	600	0.00032

* *Dr CHOW Yei Ching has notified the Company that under the SFO, he was deemed to be interested in 104,198,933 shares of the Company which were held by Chevalier International Holdings Limited ("CIHL") as Dr Chow beneficially owned 147,738,359 shares in CIHL, representing approximately 53.03% of the issued share capital of CIHL. Dr Chow was deemed to be interested in these shares under the SFO and these shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.*

(b) Interests in Associated Corporation – Shares

Name of Directors	Associated corporation	Capacity	Number of ordinary shares: Personal interests	Number of ordinary shares: Total	Approximate percentage of interest (%)
CHOW Yei Ching	CIHL	Beneficial owner	147,738,359	147,738,359	53.03
FUNG Pak Kwan	CIHL	Beneficial owner	93,479	93,479	0.03
KUOK Hoi Sang	CIHL	Beneficial owner	98,216	98,216	0.04
KAN Ka Hon	CIHL	Beneficial owner	29,040	29,040	0.01
Shinichi YONEHARA	CIHL	Beneficial owner	1,671	1,671	0.001

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES *(Continued)*

Save as disclosed above and in "Share Option Schemes" below, as at 30th September, 2006, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

SHARE OPTION SCHEMES

A share option scheme of the Company (the "CiTL Scheme") was approved by the shareholders of CIHL and shareholders of the Company on 20th September, 2002. Another share option scheme of CIHL (the "CIHL Scheme") was also approved by the shareholders of CIHL on 20th September, 2002. The CiTL Scheme and the CIHL Scheme fully comply with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). As at 30th September, 2006, no share option was granted, exercised, cancelled or lapsed under the CiTL Scheme and the CIHL Scheme. There was no outstanding option under the CiTL Scheme and the CIHL Scheme at the beginning and at the end of the period.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 30th September, 2006, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial Shareholder	Capacity	Number of shares held	Approximate percentage of interest (%)
CHOW Yei Ching	Beneficial owner	111,014,787 *(Notes 1 and 3)*	58.38
MIYAKAWA Michiko	Beneficial owner	111,014,787 *(Notes 2 and 3)*	58.38
CIHL	Beneficial owner	104,198,933 *(Note 3)*	54.80
Chevalier (HK) Limited ("CHK")	Beneficial owner	13,471,200 *(Note 3)*	7.08
Firstland Company Limited ("Firstland")	Beneficial owner	13,471,200 *(Note 3)*	7.08

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES *(Continued)*

Substantial Shareholder	Capacity	Number of shares held	Approximate percentage of interest (%)
Chen Wai Wai, Vivien	Beneficial owner	18,800,000 *(Note 4)*	9.89
Crosby Investment Holdings Inc.	Interest of controlled corporation	18,800,000 *(Note 4)*	9.89
Nan Fung Resources Limited	Interest of controlled corporation	18,800,000 *(Note 4)*	9.89
Gentfull Investment Limited	Beneficial owner	18,800,000 *(Note 4)*	9.89

Notes:

1. Under the SFO, these shares were held by Dr Chow as (i) personal interests of 6,815,854, (ii) corporate interests of 104,198,933 in which Dr Chow was deemed to be interested.

2. Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, was deemed to be interested in the same parcel of 111,014,787 shares held by Dr Chow.

3. These shares were held as interest of controlled corporation through Firstland, a company incorporated in Hong Kong and a wholly-owned subsidiary of CHK. CHK is a company incorporated in Hong Kong and a wholly-owned subsidiary of CIHL. CIHL is a company incorporated in Bermuda. Under Part XV of the SFO, CHK, CIHL, Dr Chow and his spouse were deemed to be interested in 13,471,200 shares.

4. Ms Chen Wai Wai, Vivien, Crosby Investment Holdings Inc., Nan Fung Resources Limited are taken to be interested in 18,800,000 shares which were held by Gentfull Investment Limited. Gentfull Investment Limited is wholly owned by Nan Fung Resources Limited and in turn wholly owned by Crosby Investment Holdings Inc. which is 100% owned by Ms Chen Wai Wai, Vivien.

Save as disclosed above, as at 30th September, 2006, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

Except for the share option schemes adopted by the Company and its associated corporations, at no time during the period was the Company or its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2006, the Group employed approximately 850 full time staff globally. Total staff costs amounted to approximately HK$61 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

During the period, the Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of the unaudited interim financial statements for the six months ended 30th September, 2006.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2006.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules. All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the six months ended 30th September, 2006.

CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the directors, the Company has complied with the code provisions listed in the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th September, 2006 with the exception of the following deviation:

Under the code provision A.4.1, non-executive directors should be appointed for a specific term. Currently, non-executive directors are not appointed for a specific term. However, they are subject to retirement by rotation at least once every three years under the Bye-laws of the Company. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.

APPRECIATION

On behalf of the Board, I would like to thank the management and all staff for their concerted effort, commitment and professionalism.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 8th December, 2006

website: http://www.chevalier-itech.com

僱員及薪酬制度

於二零零六年九月三十日，本集團於全球僱用約850名全職員工。期內之員工總開支約為港幣6,100萬元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

審核委員會

審核委員會在期內與管理層審閱本集團所採納之會計原則及實務，並討論有關審核、內部監管及財務申報等事項，其中包括審閱截至二零零六年九月三十日止六個月內未經審核中期財務報表。

購買、出售或贖回上市證券

截至二零零六年九月三十日止六個月，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則。本公司已向全體董事作出特定查詢，以確定董事於截至二零零六年九月三十日止六個月內是否已遵守標準守則所規定之標準，全體董事已確認彼等已遵守該等標準。

企業管治常規守則

董事認為，本公司於截至二零零六年九月三十日止六個月內一直遵守上市規則附錄十四所載之企業管治常規守則(「守則」)，惟以下偏離則除外：

根據守則條文A.4.1，非執行董事之委任須有指定任期。現時，非執行董事之委任並無特定任期。然而，根據本公司之細則，彼等須於至少每三年輪值告退一次。因此，本公司認為，已採取足夠措施確保本公司之企業管治常規不會較守則寬鬆。

致謝

本人謹代表董事會藉此機會對管理層及全體員工的努力、堅持及專業態度深表謝意。

承董事會命
主席
周亦卿

香港，二零零六年十二月八日

網址：http://www.chevalier-itech.com

主要股東之證券權益（續）

主要股東姓名	身份	持股數量	權益概約百分比(%)
陳慧慧	實益擁有人	18,800,000 *(附註4)*	9.89
Crosby Investment Holdings Inc.	受控制公司之權益	18,800,000 *(附註4)*	9.89
南豐資源有限公司	受控制公司之權益	18,800,000 *(附註4)*	9.89
俊孚投資有限公司	實益擁有人	18,800,000 *(附註4)*	9.89

附註：

1. 根據證券及期貨條例，該等股份由周博士持有，包括(i) 6,815,854股個人權益、(ii)由法團所持有的104,198,933股；而周博士被視為持有(ii)的權益。

2. 根據證券及期貨條例第XV部，該等股份由周博士持有。周博士之配偶宮川美智子女士被視為擁有同一批111,014,787股股份之權益。

3. 該等股份透過被視為受控制公司之權益的Firstland（於香港註冊成立之有限公司）持有。Firstland為其士香港（於香港註冊成立之有限公司）全資擁有之附屬公司；而其士香港亦為其士國際（於百慕達註冊成立之有限公司）全資擁有之附屬公司。根據證券及期貨條例第XV部，其士香港、其士國際、周博士及其配偶被視為間接擁有Firstland所持有13,471,200股股份之權益。

4. 陳慧慧女士、Crosby Investment Holdings Inc.及南豐資源有限公司被視為持有18,800,000股股份。陳慧慧女士持有Crosby Investment Holdings Inc.100%股權；而Crosby Investment Holdings Inc.持有南豐資源有限公司100%股權，南豐資源有限公司持有俊孚投資有限公司100%股權。

除上文所披露者外，於二零零六年九月三十日，就本公司董事及主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內，或直接或間接持有任何類別股本（附有權利在任何情況下可於本公司之股東大會上投票之股本）面值百分之五或以上權益。

購買股份或債券之安排

除本公司及其相聯公司採納之購股權計劃外，於期間內任何時間，本公司或其任何控股公司或其任何附屬公司或同系附屬公司並無參與任何安排，使本公司董事透過購買本公司或任何其他公司之股份或債券而獲得利益。

董事及主要行政人員之證券權益(續)

除上文及下文之「購股權計劃」所披露者外,於二零零六年九月三十日,就本公司董事及主要行政人員所知,概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉),或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉;或須根據標準守則知會本公司及聯交所之權益或短倉。

購股權計劃

其士國際股東及本公司股東於二零零二年九月二十日批准本公司一項購股權計劃(「其士科技計劃」)。其士國際股東於二零零二年九月二十日批准另一項其士國際購股權計劃(「其士國際計劃」)。其士科技計劃及其士國際計劃完全符合聯交所證券上市規則(「上市規則」)第十七章之規定。於二零零六年九月三十日,並無購股權根據其士科技計劃及其士國際計劃而授出、行使、註銷或失效。於期初及期結,並無其士科技計劃及其士國際計劃尚未行使之購股權之權益。

主要股東之證券權益

於二零零六年九月三十日,就本公司董事及主要行政人員所知,下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部2及3分部的條文向本公司披露,及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益或短倉如下:

主要股東姓名	身份	持股數量	權益概約百分比(%)
周亦卿	實益擁有人	111,014,787 *(附註1及3)*	58.38
宮川美智子	實益擁有人	111,014,787 *(附註2及3)*	58.38
其士國際	實益擁有人	104,198,933 *(附註3)*	54.80
其士(香港)有限公司(「其士香港」)	實益擁有人	13,471,200 *(附註3)*	7.08
Firstland Company Limited(「Firstland」)	實益擁有人	13,471,200 *(附註3)*	7.08

董事及主要行政人員之證券權益

於二零零六年九月三十日，本公司董事及主要行政人員於本公司及其相聯公司（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及香港聯合交易所有限公司（「聯交所」）之權益及短倉（包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉）；或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據上市公司董事進行證券交易的標準守則（「標準守則」）須知會本公司及聯交所之權益及短倉如下：

(甲) 本公司權益— 股份

董事名稱	身份	普通股股份數目 個人權益	公司權益	總數	權益概約百分比 (%)
周亦卿	實益擁有人及受控制公司之權益	6,815,854	104,198,933*	111,014,787	58.38
馮伯坤	實益擁有人	2,580,000	—	2,580,000	1.36
郭海生	實益擁有人	2,400,000	—	2,400,000	1.26
簡嘉翰	實益擁有人	451,200	—	451,200	0.24
米原慎一	實益擁有人	600	—	600	0.00032

* *周亦卿博士實益持有其士國際集團有限公司（「其士國際」）147,738,359股股份，佔其士國際股份約53.03%。根據證券及期貨條例，周博士被視為擁有其士國際持有之本公司股份104,198,933股之權益，周博士並已就此向本公司作出知會。該等股份與下段「主要股東之證券權益」所述之股份相同。*

(乙) 相聯公司權益 — 股份

董事名稱	相聯公司	身份	普通股股份數目 個人權益	總數	權益概約百分比 (%)
周亦卿	其士國際	實益擁有人	147,738,359	147,738,359	53.03
馮伯坤	其士國際	實益擁有人	93,479	93,479	0.03
郭海生	其士國際	實益擁有人	98,216	98,216	0.04
簡嘉翰	其士國際	實益擁有人	29,040	29,040	0.01
米原慎一	其士國際	實益擁有人	1,671	1,671	0.001

展望

電腦及資訊通訊科技業務受市場競爭所影響，其邊際利潤仍然不明朗。然而香港經濟增長迅速、利率維持低水平，預期在二零零七年仍會有下調空間。此外，勞動市場改善將引發消費增加，資訊科技開支期望有溫和增長。本集團將繼續為顧客尋求增值方法，提供綜合解決方案、高質素產品及服務。

至於以Pacific Coffee為主的特色餐飲業務將有一系列方案配合發展。在香港，面積較小及虧損的分店因租金上升而需遷移。在北京及上海，本集團將會於零售購物地區及旅遊熱點開設更多店舖，以提升「Pacific Coffee」品牌形象及盈利。在新加坡，最新開設位於Vivo City的分店廣受客戶歡迎並成為新的旗艦店。Pacific Coffee的管理層將透過當地人才致力成立強大的跨地區隊伍，以確保長遠增長。

結合Igor's以嶄新概念經營的餐飲業務及Pacific Coffee擁有的強大零售網絡及品牌優勢，本集團已準備就緒，把握於香港、中國及亞洲其他地區增長中的休閒餐飲市場的商機。

財務評述

於二零零六年九月三十日，本集團之本公司股權持有人應佔總資產淨值為港幣4.65億元(二零零六年三月三十一日：港幣4.11億元)。

於二零零六年九月三十日，總債務與資本比率為20.4%(二零零六年三月三十一日：24.6%)及無淨債務與資本比率(二零零六年三月三十一日：無)，此乃將銀行與其他借貸及借貸淨額分別除以上述總資產淨值港幣4.65億元(二零零六年三月三十一日：港幣4.11億元)而得出之百分比。

於二零零六年九月三十日，本集團銀行及其他借貸為港幣9,500萬元(二零零六年三月三十一日：港幣1.01億元)。現金及銀行結存(包括結構式存款)為港幣1.52億元(二零零六年三月三十一日：港幣1.22億元)，及於二零零六年九月三十日無借貸淨額(二零零六年三月三十一日：無)。由於二零零六年八月配售1,880萬股新股份，本集團的現金流量得以改善。在扣除費用後本集團所得款項淨額為港幣4,460萬元，以用作其休閒餐飲業務及一般營運資金。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

附註(續)

13. 營業性租賃

(甲)本集團作為承租人

於二零零六年九月三十日，本集團有關樓宇不可撤銷之營業性租約而須於未來支付之最低租賃付款如下：

	於二零零六年九月三十日 港幣千元	於二零零六年三月三十一日 港幣千元
一年內	**61,201**	51,269
第二至第五年(包括首尾兩年)	**65,389**	63,969
	126,590	115,238

營業性租約乃經商討，租金之訂定平均期限固定為兩至三年。

本集團若干咖啡店之營業性租約乃按該咖啡店之營業額釐定(倘有關金額高於最低保證租金)。惟以上之承諾金額只包括最低之保證租金。

(乙)本集團作為出租人

所有投資物業均出租，為期三年，本集團並無賦予租戶續租選擇。根據不可撤銷之營業性租約，本集團於未來一年可收取之租金為港幣301,000元(二零零六年三月三十一日：港幣292,000元)。

14. 期度以後事項

本公司於二零零六年十一月二十五日與Sinochina Pacific Limited訂立協議，分兩批購入總數為100股股份之Sinochina Enterprises Limited(「SEL」)全部已發行股本。該兩批購入涉及收購49股及51股SEL股份，分佔49%及51%之全部已發行股本。總代價在任何情況下將不超過港幣2億元。代價以現金支付並將由本集團內部資源提供。

SEL從事擁有及經營位於香港之餐廳及餐飲店舖。

此事項之詳情已刊登於本公司二零零六年十二月一日之公告。

附註 *(續)*

10. 應收帳款、存出按金及預付款項 *(續)*

本集團對各個核心業務之客戶已確立不同之信貸政策，給予貿易客戶之平均信貸期為60天。惟咖啡店餐飲銷售則主要以現金結算。

本集團應收帳款及其他帳款之帳面值與其公允值相若。

11. 應付帳款、應付票據、存入按金及應付費用

應付帳款、應付票據、存入按金及應付費用包括應付貨款及應付票據港幣35,053,000元(二零零六年三月三十一日：港幣34,416,000元)。

應付貨款及應付票據之帳齡分析如下：

	於二零零六年九月三十日 港幣千元	於二零零六年三月三十一日 港幣千元
0－60天	**32,398**	31,166
61－90天	**690**	333
逾90天	**1,965**	2,917
總計	**35,053**	34,416

本集團之應付貨款、其他應付帳款及應付票據之帳面值與其公允值相若。

12. 股本

	於二零零六年九月三十日 每股面值港幣0.5元之普通股數目	於二零零六年九月三十日 票面值 港幣千元	於二零零六年三月三十一日 每股面值港幣0.5元之普通股數目	於二零零六年三月三十一日 票面值 港幣千元
法定股本：				
於期初及期末	**240,000,000**	**120,000**	240,000,000	120,000
已發行及繳足股本：				
於期初	**171,355,871**	**85,678**	171,355,871	85,678
發行股本	**18,800,000**	**9,400**	–	–
於期末	**190,155,871**	**95,078**	171,355,871	85,678

附註（續）

6. 所得稅支出（續）

香港利得稅準備乃根據估計應課稅溢利減可運用之前期虧損稅務寬減及按稅率17.5%（二零零五年：17.5%）計算。

海外之課稅準備乃按照當地之法例及估計應課稅溢利計算。

7. 股息

	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
中期股息		
每股港幣2.5仙（二零零五年：每股港幣3.0仙）	**4,754**	5,141

於二零零六年十二月八日，董事會宣佈派發中期股息每股普通股港幣2.5仙。中期股息並無於本簡明綜合資產負債表反映為應付股息，惟將入帳列作截至二零零七年三月三十一日止年度之保留溢利的分配。

二零零六年末期股息每股普通股港幣5仙（二零零五年：港幣1仙），合共港幣8,568,000元已於二零零六年九月二十八日舉行之股東週年大會獲批准，並已於二零零六年十月派付。該金額已入帳列作截至二零零六年九月三十日止六個月之保留溢利分派。

8. 每股盈利

每股基本盈利之計算乃根據期內溢利港幣15,664,000元（二零零五年：港幣21,250,000元）及本期間已發行之171,922,446加權平均股數（二零零五年：171,355,871）普通股計算。

由於本公司於截至二零零六年及二零零五年九月三十日止兩個期間並無潛在已發行普通股，故並無呈列每股攤薄盈利。

9. 物業、廠房及設備

截至二零零六年九月三十日止六個月，本集團購置物業、廠房及設備為港幣16,956,000元（截至二零零五年九月三十日止六個月：港幣35,547,000元），出售物業、廠房及設備帳面淨值為港幣368,000元（截至二零零五年九月三十日止六個月：港幣989,000元）。

10. 應收帳款、存出按金及預付款項

應收帳款、存出按金及預付款項包括應收貨款港幣53,920,000元（二零零六年三月三十一日：港幣56,626,000元）。

應收貨款減呆帳準備之帳齡分析如下：

	於二零零六年九月三十日	於二零零六年三月三十一日
	港幣千元	*港幣千元*
0－60天	**47,155**	49,348
61－90天	**2,516**	2,533
逾90天	**4,249**	4,745
總計	**53,920**	56,626

附註（續）

3. 分類資料（續）

（乙）地區區劃

	營業額	
	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
香港	**331,924**	387,129
泰國	**37,230**	33,333
其他	**12,725**	8,292
	381,879	428,754

4. 其他收入

	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
其他收入包括：		
利息收入	**492**	1,038
物業租金總收入減支出	**220**	275
於損益表按公允值處理之投資未變現公允值之收益	**3,770**	–
出售待售物業溢利	**–**	4,392
外匯合約收益	**–**	1,696

5. 除稅前溢利

	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
除稅前溢利已扣除下列各項目：		
售出存貨之成本	**217,515**	235,996
物業、廠房及設備之折舊	**10,356**	6,741
營業性租賃之樓宇租用支出	**31,430**	20,127
包括董事酬金之員工開支	**61,476**	52,016

6. 所得稅支出

	截至九月三十日止六個月	
	二零零六年	二零零五年
	港幣千元	*港幣千元*
支出／（抵免）包括：		
現時稅項		
香港	**1,539**	1,962
海外	**439**	399
遞延稅項	**470**	(80)
	2,448	2,281

附註(續)

3. 分類資料

集團營業額及溢利貢獻按業務分類及營業額按地區分類分析如下：

(甲) 業務區劃

截至二零零六年九月三十日止六個月

	電腦及資訊通訊科技 港幣千元	餐飲 港幣千元	證券投資及其他 港幣千元	綜合 港幣千元
營業額	259,798	115,963	6,118	381,879
業績				
分類業績	5,999	8,149	8,392	22,540
未分配公司支出				(2,543)
未分配公司收入				164
利息收入				492
經營溢利				20,653
財務費用				(2,541)
除稅前溢利				18,112
所得稅支出				(2,448)
本公司股權持有人應佔期內溢利				15,664

截至二零零五年九月三十日止六個月

	電腦及資訊通訊科技 港幣千元	餐飲 港幣千元	證券投資及其他 港幣千元	綜合 港幣千元
營業額	296,408	72,511	59,835	428,754
業績				
分類業績	9,145	7,798	5,302	22,245
未分配公司支出				(2,594)
未分配公司收入				4,392
利息收入				1,038
經營溢利				25,081
所佔聯營公司業績	(45)	–	–	(45)
財務費用				(1,505)
除稅前溢利				23,531
所得稅支出				(2,281)
本公司股權持有人應佔期內溢利				21,250

附註
截至二零零六年九月三十日止六個月

1. 編製基礎及會計政策

簡明財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16之適用披露規定以及香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」而編製。

2. 主要會計政策

簡明財務報表乃按歷史成本編製，惟財務工具乃按適用情況以公平值計量。

除下文所述者外，簡明財務報表所採用之會計政策與本集團編製截至二零零六年三月三十一日止年度之年度財務報表所依循者一致。

於過往期間，機器、工具、傢俬、裝置、辦公設備及汽車之固定資產乃根據餘額遞減法，以購入時首次折舊20%，以後每年20%或40%折舊計算。本集團董事已檢討此等資產之可用年期並認為以直線法分五至十年進行折舊為恰當。此會計估算之變動並未對本會計期間之計入收益表之折舊構成重大影響。

於本期間，本集團首次採用會計師公會所頒佈並已生效之多項新制定香港財務報告準則、香港會計準則及詮釋(以下統稱「新財務報告準則」)。採納該等新財務報告準則對本集團於本期間過往會計期間之業績編製及呈列並無重大影響。故無需為前期數字作出調整。

本集團已考慮對集團可適用之新準則、修訂及詮釋。本集團並無提早應用下列已頒佈但未生效之新準則、修訂及詮釋。本公司董事預期應用該等新制訂準則、修訂及詮釋將不會對本集團之業績及財務狀況造成重大影響。

會計準則第1號(修訂本)	資本披露[1]
財務報告準則第7號	金融工具：披露[1]
香港(國際財務報告準則)－詮釋第8號	財務報告準則第2號之範圍[2]
香港(國際財務報告準則)－詮釋第9號	重估嵌入式衍生工具[3]
香港(國際財務報告準則)－詮釋第10號	中期財務報告及減值[4]

1 於二零零七年一月一日或之後開始之年度期間生效。
2 於二零零六年五月一日或之後開始之年度期間生效。
3 於二零零六年六月一日或之後開始之年度期間生效。
4 於二零零六年十一月一日或之後開始之年度期間生效。

簡明綜合現金流動表
截至二零零六年九月三十日止六個月

	未經審核 截至九月三十日止六個月 二零零六年 *港幣千元*	 二零零五年 *港幣千元*
來自經營業務之現金淨額	**15,445**	65,693
使用於投資業務之現金淨額	**(24,028)**	(239,035)
來自融資業務之現金淨額	**38,646**	104,839
現金及現金等值之增加／(減少)	**30,063**	(68,503)
於期初之現金及現金等值	**72,399**	181,330
滙兌調整	**207**	(312)
於期末之現金及現金等值	**102,669**	112,515
現金及現金等值結存分析 銀行結存及現金等值	**102,669**	112,515

簡明綜合權益變動表
截至二零零六年九月三十日止六個月（未經審核）

		本公司股權持有人應佔權益								
	附註	股本 港幣千元	股本溢價 港幣千元	資本儲備 港幣千元	資本贖回儲備 港幣千元	匯兌儲備 港幣千元	保留溢利 港幣千元	總計 港幣千元	少數股東權益 港幣千元	總計 港幣千元
於二零零五年四月一日		85,678	223,434	18,060	14	1,657	52,432	381,275	175	381,450
折算海外地區業務賬項而產生之匯兌差額		–	–	–	–	(543)	–	(543)	(10)	(553)
期內溢利		–	–	–	–	–	21,250	21,250	–	21,250
期內已確認收支總額		–	–	–	–	(543)	21,250	20,707	(10)	20,697
已付二零零五年末期股息		–	–	–	–	–	(1,713)	(1,713)	–	(1,713)
於二零零五年九月三十日		85,678	223,434	18,060	14	1,114	71,969	400,269	165	400,434
於二零零六年四月一日		85,678	223,434	18,060	14	1,370	82,544	411,100	176	411,276
折算海外地區業務賬項而產生之匯兌差額		–	–	–	–	2,050	–	2,050	8	2,058
期內溢利		–	–	–	–	–	15,664	15,664	–	15,664
期內已確認收支總額		–	–	–	–	2,050	15,664	17,714	8	17,722
二零零六年末期股息	7	–	–	–	–	–	(8,568)	(8,568)	–	(8,568)
發行股本		9,400	35,246	–	–	–	–	44,646	–	44,646
於二零零六年九月三十日		95,078	258,680	18,060	14	3,420	89,640	464,892	184	465,076

簡明綜合資產負債表（續）
於二零零六年九月三十日

	附註	未經審核 二零零六年 九月三十日 港幣千元	經審核 二零零六年 三月三十一日 港幣千元
股本及儲備			
股本	12	**95,078**	85,678
儲備		**369,814**	325,422
本公司股權持有人應佔權益		**464,892**	411,100
少數股東權益		**184**	176
總權益		**465,076**	411,276
非流動負債			
銀行貸款		**43,000**	49,000
遞延稅項		**20,356**	19,885
		63,356	68,885
總權益及非流動負債		**528,432**	480,161

簡明綜合資產負債表
於二零零六年九月三十日

	附註	未經審核 二零零六年 九月三十日 港幣千元	經審核 二零零六年 三月三十一日 港幣千元
非流動資產			
投資物業		7,175	7,120
物業、廠房及設備	9	62,784	55,895
預付租賃款項		2,103	2,192
商譽		82,392	82,392
商標		108,000	108,000
所佔聯營公司權益		435	–
可供出售投資		18,480	10,020
於損益表按公允值處理之投資		49,507	49,588
		330,876	315,207
流動資產			
存貨		78,823	66,991
應收帳款、存出按金及預付款項	10	112,503	100,164
應收最終控股公司款項		1,075	1,756
就合約工程應向客戶收取之款項		141	342
可取回稅項		191	662
於損益表按公允值處理之投資		74,742	73,279
衍生財務工具		–	32
銀行結存及現金等值		102,669	72,399
		370,144	315,625
流動負債			
應付帳款、應付票據、存入按金及應付費用	11	92,652	77,045
就合約工程應向客戶支付之款項		137	264
遞延服務收入		18,391	20,420
應付股息		8,568	–
課稅準備		840	942
銀行貸款		52,000	52,000
		172,588	150,671
流動資產淨值		197,556	164,954
總資產減流動負債		528,432	480,161

中期業績

其士科技控股有限公司(「本公司」)董事欣然公佈本公司及其附屬公司(「本集團」)截至二零零六年九月三十日止六個月之未經審核簡明綜合中期業績，連同二零零五年同期之比較數字如下：

簡明綜合收益表

截至二零零六年九月三十日止六個月

		未經審核 截至九月三十日止六個月	
	附註	二零零六年 *港幣千元*	二零零五年 *港幣千元*
營業額	3	**381,879**	428,754
銷售成本		**(259,329)**	(335,019)
毛利		**122,550**	93,735
其他收入	4	**4,940**	7,850
銷售及分銷費用		**(102,256)**	(67,940)
行政支出		**(3,582)**	(3,011)
其他支出		**(999)**	(5,553)
經營溢利		**20,653**	25,081
所佔聯營公司業績		**–**	(45)
財務費用		**(2,541)**	(1,505)
除税前溢利	5	**18,112**	23,531
所得税支出	6	**(2,448)**	(2,281)
本公司股權持有人應佔期內溢利		**15,664**	21,250
股息	7	**4,754**	5,141
每股盈利	8	**9.11港仙**	12.40港仙
每股中期股息		**2.5港仙**	3.0港仙

其士科技控股有限公司

（於百慕達註冊成立之有限公司）

（股份代號：508）

二零零六至二零零七年度中期業績報告